Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272099

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated July 24, 2023)

JBS S.A.

Offers to Exchange

All Outstanding Unregistered Notes of the Series Specified Below

For New Notes which have been Registered under the Securities Act of 1933

Expiration Date: 5:00 p.m., New York City Time, August 21, 2023, unless extended

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-4 for JBS S.A., JBS Global Luxembourg S.à r.l., JBS Holding Luxembourg S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA Holding Lux S.à r.l., JBS USA Food Company, JBS USA Finance, Inc. and JBS USA Lux S.A., effective as of July 24, 2023 (as supplemented or amended from time to time, the “Prospectus”) (Registration File Nos. 333-272099, 333-272099-01, 333-272099-02, 333-272099-03, 333-272099-04, 333-272099-05, 333-272099-06 and 333-272099-07)

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Exhibits 99.3 and 99.4 to our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on August 15, 2023 (the “Form 6-K”). Accordingly, we have attached Exhibits 99.3 and 99.4 to the Form 6-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

We are conducting these exchange offers (each, an “Exchange Offer” and, collectively, the “Exchange Offers”) in order to provide you with an opportunity to exchange your unregistered notes for new notes that have been registered under the Securities Act.

We will exchange all outstanding Old Notes that are validly tendered (and not validly withdrawn) and accepted notes for an equal principal amount of New Notes that are registered under the Securities Act.

The exchange offers for the Old Notes expire at 5:00 p.m., New York City time, on August 21, 2023, unless extended (such date, the “Expiration Date”).

You may withdraw tenders of Old Notes at any time prior to the Expiration Date of the Exchange Offers.

Outstanding Aggregate Principal Amount	Title of Series of Unregistered Notes to be Exchanged (collectively, the “Old Notes”)	CUSIP/ISIN No.	Title of Series of Registered Notes to be Issued (collectively, the “New Notes”)
US$991,395,000	2.500% Senior Notes due 2027	46590XAR7 and L56608AN9/	2.500% Senior Notes due 2027
US46590XAR70 and USL56608AN94

US$900,000,000	5.125% Senior Notes due 2028	46590XAG1 and L56608AK5/	5.125% Senior Notes due 2028
US46590XAG16 and USL56608AK55

US$77,973,000	6.500% Senior Notes due 2029	46590XAA4 and L56608AA7/	6.500% Senior Notes due 2029
US46590XAA46and USL56608AA73

US$600,000,000	3.000% Senior Notes due 2029	46590XAF3 and L56608AJ8/ US46590XAF33 and USL56608AJ82	3.000% Senior Notes due 2029

US$1,250,000,000	5.500% Senior Notes due 2030	46590XAB2 and L56608AE9/	5.500% Senior Notes due 2030
US46590XAB29 and USL56608AE95

US$500,000,000	3.750% Senior Notes due 2031	46590XAC0 and L56608AF6/	3.750% Senior Notes due 2031
US46590XAC02 and USL56608AF60

US$1,000,000,000	3.000% Sustainability-Linked Senior Notes due 2032	46590XAD8and L56608AG4/ US46590XAD84 and USL56608AG44	3.000% Sustainability-Linked Senior Notes due 2032

US$968,548,000	3.625% Sustainability-Linked Senior Notes 2032	46590X AT3 and / L56608AP4 US46590XAT37 and USL56608AP43	3.625% Sustainability-Linked Senior Notes due 2032

US$2,050,000,000	5.750% Senior Notes due 2033	46590XAH9 and L56608AL3/ US46590XAH98 and USL56608AL39	5.750% Senior Notes due 2033

US$900,000,000	4.375% Senior Notes due 2052	46590XAE6 and L56608AH2/ US46590XAE67 and USL56608AH27	4.375% Senior Notes due 2052

US$1,550,000,000	6.500% Senior Notes due 2052	46590XAJ5 and L56608AM1/ US46590XAJ54 and USL56608AM12	6.500% Senior Notes due 2052

See “Risk Factors” beginning on page 21 of the Prospectus for a discussion of risk factors that you should consider prior to tendering your Old Notes in the Exchange Offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒    Form 40-F:   ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	[Intentionally Omitted]
99.2	[Intentionally Omitted]
99.3	Unaudited condensed consolidated interim financial statements of JBS S.A. as of June 30, 2023 and for the three- and six-month periods ended June 30, 2023 and 2022 (in U.S. dollars).
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations (in U.S. dollars).
99.5	[Intentionally Omitted]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

JBS S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial and Investment Relations Officer

2

Exhibit 99.3

JBS S.A.

Unaudited condensed consolidated interim financial information

As of and for the three and six-month period ended June 30, 2023

JBS S.A.

Condensed consolidated statements of financial position

In thousands of United States dollar - US$

	Note	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	2,643,325	2,526,431
Margin cash	3	168,083	130,209
Trade accounts receivable	4	3,458,136	3,878,125
Inventories	5	5,472,605	5,393,582
Biological assets	6	1,741,296	1,861,106
Recoverable taxes	7	1,056,011	1,021,701
Derivative assets		95,796	84,890
Other current assets		356,390	319,678
TOTAL CURRENT ASSETS		14,991,642	15,215,722

NON-CURRENT ASSETS
Recoverable taxes	7	1,768,924	1,756,630
Biological assets	6	550,867	501,958
Related party receivables	8	202,203	182,268
Deferred income taxes	9	742,294	605,880
Derivative assets		124,155	23,615
Other non-current assets		222,358	214,293
		3,610,801	3,284,644

Investments in equity-accounted investees		62,341	56,507
Property, plant and equipment	10	12,670,924	11,915,363
Right of use assets	11	1,721,268	1,605,093
Intangible assets	12	1,991,001	1,979,491
Goodwill	13	6,108,830	5,828,691

TOTAL NON-CURRENT ASSETS		26,165,165	24,669,789

TOTAL ASSETS		41,156,807	39,885,511

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of financial position

In thousands of United States dollar - US$

	Note	June 30, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	5,090,002	5,943,139
Supply chain finance	14	773,679	588,592
Loans and financing	15	2,217,293	1,577,047
Income taxes	16	30,885	91,070
Other taxes payable	16	138,805	139,088
Payroll and social charges	17	1,109,419	1,198,063
Lease liabilities	11	351,367	342,747
Dividends payable		515	35
Provisions for legal proceedings	18	175,640	174,240
Derivative liabilities		180,203	107,238
Other current liabilities		445,124	410,491
TOTAL CURRENT LIABILITIES		10,512,932	10,571,750

NON-CURRENT LIABILITIES
Loans and financings	15	17,246,315	16,123,101
Income and other taxes payable	16	112,759	116,151
Payroll and social charges	17	523,061	455,942
Lease liabilities	12	1,496,777	1,379,086
Deferred income taxes	9	1,361,007	1,363,072
Provisions for legal proceedings	18	298,894	253,250
Other non-current liabilities		112,485	77,013
TOTAL NON-CURRENT LIABILITIES		21,151,298	19,767,615

EQUITY	19
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(189,884)	(193,118)
Other reserves		(35,793)	(35,177)
Profit reserves		4,299,711	4,299,711
Accumulated other comprehensive loss		(7,609,825)	(8,349,081)
Retained earnings (loss)		(780,243)	—
Attributable to company shareholders		8,861,807	8,900,176
Attributable to non-controlling interest		630,770	645,970
TOTAL EQUITY		9,492,577	9,546,146
TOTAL LIABILITIES AND EQUITY		41,156,807	39,885,511

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of income for the six-month period ended June 30, 2023 and 2022

In thousands of United States dollar - US$ (except for earnings per share)

		Six-month period ended June 30,
	Note	2023	2022

NET REVENUE	20	34,739,312	36,099,272
Cost of sales	24	(31,276,616)	(29,682,048)
GROSS PROFIT		3,462,696	6,417,224

Selling expenses	24	(2,258,684)	(2,259,858)
General and administrative expenses	24	(1,024,990)	(1,170,587)
Other income		97,117	31,224
Other expenses		(85,465)	(38,003)
NET OPERATING EXPENSES		(3,272,022)	(3,437,224)

OPERATING PROFIT		190,674	2,980,000

Finance income	21	219,734	620,569
Finance expense	21	(855,761)	(1,171,247)
NET FINANCE EXPENSE		(636,027)	(550,678)

Share of profit of equity-accounted investees, net of tax		5,807	7,137

PROFIT (LOSS) BEFORE TAXES		(439,546)	2,436,459

Current income taxes	9	(38,644)	(703,632)
Deferred income taxes	9	162,977	177,113
TOTAL INCOME TAXES		124,333	(526,519)
NET INCOME (LOSS)		(315,213)	1,909,940

ATTRIBUTABLE TO:
Company shareholders		(332,880)	1,785,840
Non-controlling interest		17,667	124,100
		(315,213)	1,909,940

Basic and diluted earnings (loss) per share - common shares (US$)	22	(0.14)	0.86

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of income for the three-month period ended June 30, 2023 and 2022

In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended June 30,
	Note	2023	2022

NET REVENUE	20	18,052,068	18,735,199
Cost of sales	24	(16,055,155)	(15,445,354)
GROSS PROFIT		1,996,913	3,289,845

Selling expenses	24	(1,146,896)	(1,160,270)
General and administrative expenses	24	(510,837)	(563,645)
Other income		15,167	13,564
Other expenses		(46,396)	(15,125)
NET OPERATING EXPENSES		(1,688,962)	(1,725,476)

OPERATING PROFIT		307,951	1,564,369

Finance income	21	98,171	63,636
Finance expense	21	(435,023)	(574,170)
NET FINANCE EXPENSE		(336,852)	(510,534)

Share of profit of equity-accounted investees, net of tax		3,031	4,240

PROFIT (LOSS) BEFORE TAXES		(25,870)	1,058,075

Current income taxes	9	(31,937)	(331,265)
Deferred income taxes	9	17,784	143,804
TOTAL INCOME TAXES		(14,153)	(187,461)
NET INCOME (LOSS)		(40,023)	870,614

ATTRIBUTABLE TO:
Company shareholders		(53,243)	803,182
Non-controlling interest		13,220	67,432
		(40,023)	870,614

Basic and diluted earnings (loss) per share - common shares (US$)	22	(0.14)	0.86

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of income for the three-month period ended June 30, 2023 and 2022

In thousands of United States dollar - US$

		Six-month period ended June 30,
	Note	2023	2022

Net income (loss)	23	(315,213)	1,909,940

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on net investment in foreign operations		440,423	1,814,786
Gain (loss) on foreign currency translation adjustments		267,217	(2,243,762)
Loss on cash flow hedge	25.c3.1	(1,383)	(98,192)
Deferred income (expense) tax on cash flow hedge	25.c3.1	(712)	30,217
Valuation adjustments to equity in subsidiaries		(4,412)	11,619
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations		11,114	2,529
Income tax on gain associated with pension and other postretirement benefit obligations		(1,716)	(642)
Total other comprehensive income (loss)		710,531	(483,445)

Comprehensive income		395,318	1,426,495

Total comprehensive income attributable to:
Company shareholders		406,375	1,388,523
Non-controlling interest		(11,057)	37,972
		395,318	1,426,495

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of income for the three-month period ended June 30, 2023 and 2022

In thousands of United States dollar - US$

		Three-month period ended June 30,
	Note	2023	2022

Net income (loss)	23	(40,023)	870,614

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations		126,058	(303,851)
Gain (loss) on foreign currency translation adjustments		397,047	(836,342)
Gain (loss) on cash flow hedge		(1,918)	46,330
Deferred income (expense) tax on cash flow hedge		(988)	(16,136)
Valuation adjustments to equity in subsidiaries		(6,475)	4,228
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations		6,465	11,661
Income tax on gain associated with pension and other postretirement benefit obligations		(1,039)	(2,959)
Total other comprehensive income (loss)		519,150	(1,097,069)

Comprehensive income (loss)		479,127	(226,455)

Total comprehensive income (loss) attributable to:
Company shareholders		484,471	(336,592)
Non-controlling interest		(5,344)	110,137
		479,127	(226,455)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of changes in equity for the six-month period ended June 30, 2023 and 2022

In thousands of United States dollar - US$

			Capital reserves				Profit reserves					Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	Tax- incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2022		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952
Net income		—	—	—	—	—	—	—	—	—	—	—	—	1,785,840	1,785,840	124,100	1,909,940
Loss on foreign currency translation adjustments (4)		—	—	—	—	—	—	—	—	—	—	—	(2,155,033)	—	(2,155,033)	(88,729)	(2,243,762)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	—	1,814,786	—	1,814,786		1,814,786
Loss on cash flow hedge (5)		—	—	—	—	—	—	—	—	—	—	(67,975)	—	—	(67,975)		(67,975)
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	—	10,034	—	—	10,034	1,585	11,619
Loss associated with pension and other postretirement benefit obligations		—	—	—	—	—	—	—	—	—	—	871	—	—	871	1,016	1,887
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	(57,070)	(340,247)	1,785,840	1,388,523	37,972	1,426,495

Purchase of treasury shares		—	—	—	—	—	(732,958)	—	—	—	—	—	—	—	(732,958)	—	(732,958)
Sale of treasury shares		—	—	—	—	—	159,256	—	(1,896)	—	—	—	—	—	157,360	—	157,360
Cancellation of treasury shares		—	—	—	—	—	1,214,895	—	(1,214,895)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	3,908	—	—	—	—	—	—	—	—	—	—	3,908	928	4,836
Realization of other reserves		—	—	—	—	(839)	—	—	—	—	—	—	—	839	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	(468,174)	44,708	—	—	—	—	(423,466)	—	(423,466)
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase		—	—	(53,279)	—	—	—	—	—	—	—	—	—	—	(53,279)	(60,723)	(114,002)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,907)	(1,907)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	218	218
BALANCE ON JUNE 30, 2022		13,177,841	36,321	(203,569)	10,145	(34,586)	21,895	455,474	1,279,017	44,708	—	35,235	(8,364,915)	1,786,679	8,244,245	637,283	8,881,528

BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	—	767,354	61,690	(8,410,771)	—	8,900,176	645,971	9,546,147
Net income (loss)		—	—	—	—	—	—	—	—	—	—	—	—	(332,880)	(332,880)	17,667	(315,213)
Gains on foreign currency translation adjustments(4)		—	—	—	—	—	—	—	—	—	—	—	297,241	—	297,241	(30,024)	267,217
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	—	440,423	—	440,423	—	440,423
Loss on cash flow hedge, net of tax (5)		—	—	—	—	—	—	—	—	—	—	(2,095)	—	—	(2,095)	—	(2,095)
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	—	(4,412)	—	—	(4,412)	—	(4,412)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	8,098	—	—	8,098	1,300	9,398
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	1,591	737,664	(332,880)	406,375	(11,057)	395,318

Share-based compensation		—	—	3,234	—	—	—	—	—	—	—	—	—	—	3,234	678	3,912
Realization of other reserves		—	—	—	—	(616)	—	—	—	—	—	—	—	616	—	—	—
Distribution of interim dividends	1.2.3	—	—	—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,462)	(4,462)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(360)	(360)
BALANCE ON JUNE 30, 2023		13,177,841	36,321	(236,350)	10,145	(35,793)	—	603,603	2,928,754	—	767,354	63,281	(7,673,107)	(780,243)	8,861,806	630,770	9,492,576

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred by subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Valuation Adjustments to Equity (VAE) arising from derivative financial instruments.
(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.
(5)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Condensed consolidated statements of cash flows for the six-month period ended June 30, 2023 and 2022

In thousands of United States dollar - US$

		Six-month period ended June 30,
	Note	2023	2022
Cash flows from operating activities
Net income (loss)		(315,213)	1,909,940
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	1,035,867	943,880
Expected credit losses	4	6,349	8,082
Share of profit of equity-accounted investees		(5,807)	(7,137)
Gain (loss) on sales of assets		(7,709)	904
Tax expense	9	(124,333)	526,519
Net finance expense	21	636,027	550,678
Share-based compensation		3,912	4,751
Provisions for legal proceedings	19	42,730	17,686
Impairment of goodwill and property, plant and equipment	10 and 13	24,419	—
Net realizable value inventory adjustments	5	(2,857)	5,500
DOJ (Department of Justice) and antitrust agreements	18	31,700	65,443
Fair value adjustment of biological assets	6	89,937	31,986
		1,415,022	4,058,232
Changes in assets and liabilities:
Trade accounts receivable		446,760	(398,475)
Inventories		73,529	(587,387)
Recoverable taxes		(19,207)	(349,963)
Other current and non-current assets		(32,963)	122,269
Biological assets		(263,483)	(516,304)
Trade accounts payable and supply chain finance		(1,032,574)	(472,839)
Taxes paid in installments		(20,802)	(38,647)
Other current and non-current liabilities		(18,552)	(103,983)
DOJ and Antitrust agreements payment		(30,300)	(167,046)
Income taxes paid		(40,711)	(641,069)
Changes in operating assets and liabilities		(938,303)	(3,153,444)

Cash provided by operating activities		161,506	2,814,728

Interest paid		(659,188)	(471,258)
Interest received		95,769	54,207

Net cash flows provided by (used in) operating activities		(86,700)	487,737

Cash flows from investing activities
Purchases of property, plant and equipment	10	(724,770)	(952,394)
Purchases and disposals of intangible assets	12	(3,011)	11,586
Proceeds from sale of property, plant and equipment	10	15,999	10,083
Additional investments in equity-accounted investees		—	(2,066)
Acquisitions, net of cash acquired	3	(569)	(140,296)
Dividends received		3,464	1,147
Related party transactions		512	264
Others		20,680	—
Cash (used in) investing activities		(687,695)	(1,071,676)

Cash flows from financing activities
Proceeds from loans and financing		4,141,518	5,564,919
Payments of loans and financing		(2,600,801)	(3,941,421)
Derivative instruments received (settled)		(10,356)	(220,684)
Margin cash		(12,423)	82,510
Dividends paid		(447,979)	(450,769)
Dividends paid to non-controlling interest		(4,462)	(1,904)
Purchase of PPC treasury shares		—	(116,681)
Purchase of treasury shares		—	(719,393)
Sales of treasury shares		—	167,505
Payments of leasing contracts	11.2	(217,792)	(217,535)
Cash provided by financing activities		847,705	146,547

Effect of exchange rate changes on cash and cash equivalents		43,584	(964,522)
Net change in cash and cash equivalents		116,894	(1,401,914)
Cash and cash equivalents beginning of period		2,526,431	3,928,345
Cash and cash equivalents at the end of period		2,643,325	2,526,431

Non-cash transactions:
	Note	2023	2022
Non-cash additions to right of use assets and lease liabilities	11.2	274,864	260,689
Capitalized interest	10	(41,895)	(19,945)
Transfer of property, plant and equipment		4,750	—
Cancellation of treasury shares		—	(191,020)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the three and six-month periods ended June 30, 2023 and were authorized by the Board of Directors on August 14, 2023. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Company operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Company has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Friboi, Maturatta and Swift.

The condensed consolidated interim financial information includes the Company’s operations in Brazil as well as the activities of its subsidiaries.

1.2 Main events that occurred during the period:

1.2.1  Filing of registration statement on the Securities Exchange Comission (SEC): On May 19, 2023, the Company filed a public registration statement with the SEC, located in the United States of America. This filing relates to the Company’s proposed offer to list 11 series of notes (Bonds), which are guaranteed by the Company. At the time the registration statement becomes effective, the Company will be subject to disclosure requirements and other regulations and standards relating to securities in the United States of America and the compliance obligations of the Sarbanes-Oxley (“SOX”). The SEC approved the filing on July 24, 2023 and the transaction became effective.

1.2.2  Distribution of interim dividends: On June 19, 2023, the Company approved the distribution of interim dividends referring to the net income from the year ended at December 31, 2022 in the amount of US$447,979, corresponding to US$1,00 per ordinary share, in accordance with the shareholder´s base at June 22, 2023. The interim dividends were distributed on June 29, 2023.

1.2.3  Adjusted purchase price allocation of TriOak: In June 2023, the business combination of TriOak, the Group adjusted the purchase price allocation. The adjustments were identified in biological assets of US$24,542 and in goodwill of US$21,684.

1.3 Seasonality:

During the second and third quarters, the beef sector in the United States presents a seasonal demand for beef products which is higher in the summer and autumn months, when weather patterns allow for more outdoor activities. As for the pork sector in the United States, the greatest demand for pork occurs in the first and fourth quarters, when the availability of hogs combined with the holidays increase the demand. As for the chicken segment, worldwide, the fluctuations are historically higher in the first half of the year, coinciding with the summer and fall, and sales volume of certain of our special product lines undergo considerable variation during certain holidays, including Christmas, New Year and Easter. Australia demand is not impacted by seasonality as other segments.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and six-month periods ended June 30, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2022 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements which were authorized by the Board of Directors on March 29, 2023.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.1 New standards, amendments and interpretations that are not yet effective

a. Standards, amendments and interpretations recently issued and adopted by the Company

Accounting Policies, Changes in Accounting Estimates and Errors: Amendments to IAS 8

As of January 1, 2023, the amendments clarify about the distinction between changes in accounting estimates and changes accounting policies and correction of errors, in order to correctly apply the amendments. The Company has not identified significant impacts as a result of this change.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction: Amendments to IAS 12

As of January 1, 2023, the amendments narrow the scope of the initial recognition exemption (IRE) so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences. As a result, a deferred tax asset and a deferred tax liability should be recognized for temporary differences arising on initial recognition of a lease and decommissioning provision. The Company has not identified significant impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

Presentation of Financial Statements: Amendments to IAS 1

As of January 1, 2024, sets out the requirements to defer settlement of a liability and whether the Company has reached these requirements at the end of the reporting period and, also, whether the classification between current and non-current would impact the entity to exercise the postponement right. The amendments also address that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification. The Company is following the discussions and so far has not identified significant impacts as a result of this change.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

3 Cash and cash equivalents and margin cash

Cash and Cash Equivalents

	June 30, 2023	December 31, 2022
Cash on hand and at banks	1,035,541	1,144,741
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	1,607,784	1,381,690
	2,643,325	2,526,431

(1) CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Group to fund daily operations. The balance of restricted cash also includes investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

	June 30, 2023	December 31, 2022
Margin cash (Restricted cash)	98,154	59,088
Investments in Treasury Bills	69,929	71,121
	168,083	130,209

4 Trade accounts receivable

	June 30, 2023	December 31, 2022
Current receivables
Domestic sales	2,074,899	2,137,350
Foreign sales	685,332	969,442
Subtotal	2,760,231	3,106,792
Overdue receivables:
From 1 to 30 days	418,539	482,104
From 31 to 60 days	106,100	113,266
From 61 to 90 days	57,434	66,493
Above 90 days	208,762	199,084
Expected credit losses	(86,771)	(82,636)
Present value adjustment (1)	(6,159)	(6,978)
Subtotal	697,905	771,333
Trade accounts receivable, net	3,458,136	3,878,125

(1)	The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on June 30, 2023 were, mostly in Brazil, 1.8% per transaction(1.3% per transaction at December 31, 2022). Realization of the present value adjustment is recognized as deduction item to sales revenue.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party or intercompany customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities.

The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client’s current credit rating status. The Group writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. The resulting bad debt expense is recognized in the statement of income within “Selling Expenses”.

Changes in expected credit losses:

	June 30, 2023	June 30, 2022
Balance at the beginning of the period	(82,636)	(82,318)
Additions	(6,349)	(8,082)
Write-offs/Reversals	8,473	5,332
Exchange rate variation	(6,259)	(364)
Balance at the end of the period	(86,771)	(85,432)

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

5 Inventories

	June 30, 2023	December 31, 2022
Finished products	3,458,191	3,296,410
Work in process	616,975	523,293
Raw materials	760,309	932,317
Supplies	637,130	641,562
	5,472,605	5,393,582

Changes in the realizable value of inventories is recognized in the financial statements as “Cost of sales” and is presented below:

	June 30, 2023	June 30, 2022
Balance at the beginning of the period	(59,525)	(44,555)
Additions	(33,769)	(57,803)
Write-off	36,626	44,639
Exchange rate variation	(3,138)	(1,806)
Balance at the end of the period	(59,806)	(59,525)

6 Biological assets

Changes in biological assets:

	Current		Non-current
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Balance at the beginning of the period	1,861,106	1,415,834	501,958	429,010
Acquired in business combination	—	32,344	—	12,678
Business combination adjustments (Note 1.2.4)	(24,542)		—
Increase by reproduction (born) and cost to reach maturity	6,346,456	5,811,100	459,082	359,947
Reduction for slaughter, sale or consumption	(6,775,834)	(5,716,977)	(29,099)	(25,070)
Purchases	242,659	250,849	88,164	82,043
Decrease by death	(58,366)	(132,426)	(9,578)	(6,273)
Fair value adjustments	(89,937)	(32,005)	—	19
Reclassification from non-current to current	184,133	139,939	(184,134)	(139,939)
Exchange rate variation	55,621	(178,013)	13,774	(25,432)
Changes in fair value (including amortization of breeders)	—	—	(289,301)	(242,599)
Balance at the end of the period	1,741,296	1,590,645	550,867	444,384

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

7 Recoverable taxes

Recoverable taxes as of June 30, 2023 and December 31, 2022 was comprised of the following:

	June 30, 2023	December 31, 2022
Value-added tax on sales and services – ICMS/ IVA / VAT / GST	1,046,234	1,006,814
Social contribution on billings - PIS and COFINS	512,964	527,607
Withholding income tax - IRRF/IRPJ	1,218,788	1,199,323
Excise tax – IPI	24,046	24,478
Reintegra	9,420	9,551
Other	13,482	10,558
	2,824,934	2,778,331

Current	1,056,011	1,021,701
Non-current	1,768,924	1,756,630
	2,824,935	2,778,331

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable. Information on the Group’s structure is provided in Note 1.1 - Reporting entity.

Related party receivables

	June 30, 2023	December 31, 2022
J&F Oklahoma Holdings Inc (1)	83,788	76,665
J&F Participações S.A. (2)	117,281	104,101
Flora Produtos de Higiene e Limpeza S.A.	1,134	1,502
	202,203	182,268

(1)	In December 2019, the Company assumed receivables previously held by its indirect subsidiary Moyer Distribution with J&F Oklahoma arising from a credit line granted due to cattle purchase operations in the USA.
(2)	Refers to the leniency expenses refund.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

Other financial transactions in the Group

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent company J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the six-month period ended June 30, 2023, the Company incurred in a loss from the sale of the receivables of US$46,331 (US$34,524 at June 30, 2022), recognized as financial expenses.

As of June 30, 2023, the Company held investments with Banco Original, of US$846,415 (US$408,817 as of December 31, 2022), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the six-month period ended June 30, 2023, the Company earned interest from these investments of US$8,306 (US$1,525 for the six-month period ended June 30, 2022), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the six-month period ended June 30, 2023, the Company made donations of US$11,365 (US$23,988 at June 30, 2022), respectively, recognized as general and administrative expenses.

JBJ Agropecuária Ltda., or JBJ, a related party, supplies cattle to JBS S.A.’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of JBS S.A.’s business, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ shared transportation services from the Group. The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of June 30, 2023, the total amounts of accounts receivable and accounts payable were US$594 (US$558 as of December 31, 2022) and US$83,434 (US$7,735 as of December 31, 2022), respectively. For the six-month period ended June 30, 2023, the total net revenue to JBJ was US$2,166 (US$845 at June 30, 2022) and the total amount of purchases made by JBJ from the Group for the six-month period ended June 30, 2023 was US$187,080 (US$41,388 at June 30, 2022).

Flora Produtos de Higiene e Limpeza S.A., or Flora, is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. As of June 30, 2023, the total amounts from accounts receivable were US$8,393 (US$6,585 as of December 31, 2022). For the six-month period ended June 30, 2023, the total net revenue to Flora was US$29,965 (US$10,345 at June 30, 2022) and the total amount of purchases made by Flora for the six-month period ended June 30, 2023 and 2022 was nil.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Company until the cattle are delivered. Based on these future delivery contracts. As of June 30, 2023, the Company has these commitments agreements in the amount of US$93,105 (US$85,478 as of December 31, 2022).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the six-month period ended June 30, 2023.

Remuneration of key management

The Company’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Company’s key management during the six-month period ended June 30, 2023 and 2022 was:

	2023	2022
Salaries and wages	4,185	7,678
Variable cash compensation	18,658	18,727
	22,843	26,405

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

9 Income taxes

a. Composition of deferred tax income and social contribution

	June 30, 2023	December 31, 2022
Deferred income taxes assets	742,294	605,880
Deferred income taxes liabilities	(1,361,007)	(1,363,072)
	(618,713)	(757,192)

	Balance at January 1, 2023	Income statement	Exchange variation	Other Adjustments (1)	Balance at June 30, 2023
Tax losses and negative basis of social contribution	649,164	228,622	37,757	—	915,543
Expected credit losses on trade accounts receivable	31,572	278	1,755	—	33,605
Provisions for contingencies	94,153	(7,453)	3,975	—	90,675
Present value adjustment	11,326	(2,852)	774	—	9,248
Tax credits	13,196	333	(5)	14	13,538
Labor accident accruals	6,139	1,147	1	—	7,287
Pension plan	10,485	440	(82)	(3,122)	7,721
Trade accounts payable accrual	284,235	45,061	5,572	—	334,868
Non-deductible interest	76,563	73,112	—	—	149,675
Right of use assets	22,583	18,038	1,009	—	41,630
Other temporary differences - assets	141,120	(8,530)	(739)	1,795	133,646
Goodwill amortization	(785,958)	(5,582)	(58,196)	—	(849,736)
Present value adjustment - Trade accounts payable	(8,105)	477	(625)	—	(8,253)
Business combinations	(441,428)	(4,670)	(2,827)	—	(448,925)
Inventory valuation	(109,703)	(100,219)	1	—	(209,921)
Hedge operations	8,209	(27,089)	215	2,526	(16,139)
Realization of other reserves	(110,379)	1,642	(9,045)	—	(117,782)
Accelerated depreciation and amortization	(586,839)	(49,778)	—	—	(636,617)
Other temporary differences - liabilities	(63,525)	—	(5,251)	—	(68,776)
Deferred taxes, net	(757,192)	162,977	(25,711)	1,213	(618,713)

	Balance at January 1, 2022	Income statement	Exchange variation	Other Adjustments (1)	Balance at June 30, 2022
Tax losses and negative basis of social contribution	431,501	91,456	16,193	—	539,150
Expected credit losses on trade accounts receivable	26,260	(940)	1,941	(4,011)	23,250
Provisions for contingencies	97,506	3,598	6,158	—	107,262
Present value adjustment	8,165	(276)	551	—	8,440
Tax credits	13,438	(664)	75	(28)	12,821
Labor accident accruals	39,203	(6,758)	182	—	32,627
Pension plan	21,677	7,346	(372)	(4,462)	24,189
Trade accounts payable accrual	264,851	(29,849)	3,330	—	238,332
Non-deductible interest	5,894	27,431	(1,536)	—	31,789
Right of use assets	6,072	2,207	318	—	8,597
Goodwill amortization	(705,645)	(3,045)	(41,317)	—	(750,007)
Present value adjustment - Trade accounts payable	(6,015)	(1,471)	(305)	—	(7,791)
Business combinations	(473,421)	25,185	(3,956)	19,620	(432,572)
Inventory valuation	23,596	29,945	(1,120)	—	52,421
Customer returns accruals - Foreign subsidiaries	(33,416)	3,908	(120)	—	(29,628)
Hedge operations	(27,002)	1,984	(3,629)	31,973	3,326
Realization of other reserves	(106,120)	1,704	(7,043)	—	(111,459)
Accelerated depreciation and amortization	(492,570)	38,785	(724)	—	(454,509)
Other temporary differences - liabilities	24,304	(11,319)	29,310	3,823	46,118
Deferred taxes, net	(881,722)	179,227	(2,064)	46,915	(657,644)

(1)	Changes in the deferred tax statement of financial position accounts that do not directly impact income statement accounts, are shown in the column Other Adjustments. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Company; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and, gains associated with pension and other postretirement benefit obligations in the United States of America; and impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

b. Reconciliation of income tax and social contribution expense:

	Six-month period ended June 30,		Three-month period ended June 30,
	2023	2022	2023	2022
Profit before taxes (PBT)	(439,546)	2,436,459	(25,870)	1,058,075
Brazilian statutory corporate tax rate	34.00%	34.00%	34.00%	34.00%
Expected tax expense (benefit)	149,446	(828,396)	8,796	(359,746)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	1,975	2,427	1,031	1,442
Non-taxable tax benefits (1)	236,326	95,529	103,017	51,399
Difference of tax rates on taxable income from foreign subsidiaries	(28,671)	232,558	(10,792)	106,129
Transfer pricing adjustments	(1,832)	(1,797)	(359)	(294)
Profits taxed by-foreign jurisdictions (3)	(175,472)	(100,857)	(91,149)	(53,558)
Deferred income tax not recognized	(143,331)	48,236	(67,782)	69,574
Withholding tax expense	—	(2,705)	—	(2,705)
Non-taxable interest	63,959	45,014	30,532	24,652
Donations and social programs (4)	(3,912)	(104)	(1,496)	(4)
SELIC interest on tax credits (2)	2,466	382	1,456	(854)
Other permanent differences	23,379	(16,806)	12,593	(23,496)
Current and deferred income tax expense	124,333	(526,519)	(14,153)	(187,461)

Current income tax	(38,644)	(703,632)	(31,937)	(331,265)
Deferred income tax	162,977	177,113	17,784	143,804
	124,333	(526,519)	(14,153)	(187,461)
Effective income tax rate	28.29%	-21.61%	-54.71%	-17.72%

(1)	The Company and its subsidiaries recognize grants given by state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the income statement are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the six-month period ended June 30, 2023, the Group recorded the amount of government subsidies in the amount of US$726,262 (US$284,509 as of the six-month period ended June 30, 2022), of which US$298,805 of presumed credit (US$284,509 as of the six-month period ended June 30, 2022) and US$427,457 of reduction and exemption from ICMS, (nil as of the six-month period ended June 30, 2022) excluded from its calculation basis for income tax and social contribution. The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the six month period ended June 30, 2023 of US$101,824 referring to the presumed credit (US$98,329 as of the six-month period ended June 30, 2022) and US$147,712 of exemption and base reduction (nil as of the six-month period ended June 30, 2022).

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

On June 12, 2023, the decision of the judgment of Special Appeals n. 1,945,110 and 1,987,158 (Repeating Item 1182), which discusses the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits. The judgment in question stated that the taxes in question are not due, provided that the requirements of article 30 of Law n. 12,973/2014, in line with the procedure adopted by the Company.

(2)	Recognition of the income tax exemption on interest income on tax credits, due to a ruling of the STF (Federal Court of Justice), on September 23, 2021.

(3)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(4)	Refers to the donations, as described in Note 24 – Expenses by nature.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2023	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at June 30, 2023
Buildings	3,779,963	359,384	(3,117)	(126,184)	141,460	4,151,506
Land	1,056,590	23,918	(188)	—	47,785	1,128,105
Machinery and equipment	3,832,826	476,665	(20,668)	(293,616)	126,324	4,121,531
Facilities	575,290	120,001	(284)	(21,244)	55,083	728,846
Computer equipment	116,263	28,756	(406)	(21,018)	4,124	127,719
Vehicles (land and air)	214,898	69,761	(4,157)	(20,406)	9,970	270,066
Construction in progress	2,124,483	(276,194)	—	—	79,408	1,927,697
Other	215,050	19,497	(8,639)	(16,871)	6,417	215,454
	11,915,363	821,788	(37,459)	(499,339)	470,571	12,670,924

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Acquired in business combination (2)	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at June 30, 2022
Buildings	3,500,836	50,637	142,740	(565)	(118,161)	37,270	3,612,757
Land	944,922	24,670	9,557	(121)	—	20,424	999,452
Machinery and equipment	3,569,854	35,844	312,964	(1,386)	(280,145)	66,605	3,703,736
Facilities	487,028	831	41,212	(57)	(16,810)	31,209	543,413
Computer equipment	121,959	705	14,245	(4,168)	(20,880)	(761)	111,100
Vehicles (land and air)	180,960	1,662	14,592	(4,143)	(14,616)	(47,688)	130,767
Construction in progress	1,218,888	3,530	412,609	—	—	16,956	1,651,983
Other	183,842	3,846	24,420	(546)	(16,028)	(3,289)	192,245
	10,208,289	121,725	972,339	(10,986)	(466,640)	120,726	10,945,453

(1)	Additions for each category includes transfers from construction in progress during the period.

(2)	Refers to the acquisitions completed during the first half of 2022, such as King’s and Rivalea during the first quarter and, BioTech, during the second quarter.

For six-month period ended June 30, 2023, the amount of capitalized interest added to construction in progress and included in additions was US$41,895 (US$19,945 at June 30, 2022).

Annually, the Company tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the year. For six-month period ended June 30, 2023 the Company recognized impairment in property, plant and equipment in the amount of US$21,745, related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations.

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 8.24% (7.30% at December 31, 2022).

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2023	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at June 30, 2023
Growing facilities	823,989	103,050	(9,945)	(85,493)	30,880	862,481
Buildings	426,996	101,596	(4,481)	(40,213)	18,305	502,203
Vehicles (land, air and sea)	201,655	45,417	(664)	(36,998)	853	210,263
Machinery and equipment	104,890	17,592	(1,058)	(25,441)	2,911	98,894
Operating plants	18,706	3,866	(128)	(3,191)	1,505	20,758
Land	19,641	578	—	(1,268)	9	18,960
Computer equipment	9,216	—	(117)	(2,041)	651	7,709
	1,605,093	272,099	(16,393)	(194,645)	55,114	1,721,268

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Acquired in business combination(1)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at June 30, 2022
Growing facilities	610,411	10,467	132,199	(9,878)	(63,397)	13,238	693,040
Buildings	396,209	63	68,349	(620)	(37,866)	(17,260)	408,875
Vehicles (land, air and sea)	220,607	3,263	38,176	(8,396)	(40,441)	(27,907)	185,302
Machinery and equipment	124,304	(702)	16,810	(2,179)	(31,945)	9,239	115,527
Operating plants	20,358	—	1,917	(4,393)	(2,133)	849	16,598
Land	19,698	2,561	64	(14)	(1,356)	43,274	64,227
Computer equipment	12,007	—	3	—	(1,702)	742	11,050
Furniture and appliances	15	—	—	(14)	(3)	2	—
	1,403,609	15,652	257,518	(25,494)	(178,843)	22,177	1,494,619

(1)	Refers to Rivalea’s, which was acquired during the first quarter of 2022.

11.2 Lease liabilities

	June 30, 2023	December 31, 2022
Undiscounted lease payments	2,260,936	2,089,765
Present value adjustment	(412,792)	(367,932)
	1,848,144	1,721,833
Breakdown:
Current liabilities	351,367	342,747
Non-current liabilities	1,496,777	1,379,086
	1,848,144	1,721,833

Changes in the lease liability:

	Balance at January 1, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at June 30, 2023
Lease liability	1,721,833	274,864	48,479	(242,157)	(15,592)	60,717	1,848,144

	Balance at January 1, 2022	Acquired in business combination(1)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at June 30, 2022
Lease liability	1,506,043	15,585	260,689	41,281	(217,535)	(26,408)	(8,717)	1,570,938

(1)	Refers to Rivalea’s, which was acquired during the first quarter of 2022.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

The non-current portion of the lease liability schedule is as follows:

June 30, 2023
2024	268,257
2025	242,470
2026	186,848
2027	144,843
2028	118,905
Maturities after 2028	855,688
Total Future Minimum Lease Payments	1,817,011
Less: Imputed Interest	(320,234)
Present Value of Lease Liabilities	1,496,777

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at June 30, 2023
Amortizing:
Trademarks	315,912	—	—	(11,168)	(360)	304,384
Software	21,079	3,034	(57)	(2,448)	1,633	23,241
Customer relationships	549,705	—	(64)	(36,927)	9,658	522,372
Supplier contracts	30,509	—	—	(1,900)	1,491	30,100
Others	833	31	(28)	(139)	1	698
Non-amortizing:
Trademarks	1,050,106	95	—	—	48,677	1,098,878
Water rights	11,347	—	—	—	(19)	11,328
	1,979,491	3,160	(149)	(52,582)	61,081	1,991,001

	Balance at January 1, 2022	Acquired in business combination(1)	Additions	Disposals	Amortization	Exchange rate variation	Balance at June 30, 2022
Amortizing:
Trademarks	335,452	21,793	—	(1)	(11,467)	(20,091)	325,686
Software	16,609	(4)	4,499	(55)	(2,163)	825	19,711
Customer relationships	645,509	—	—	—	(40,062)	(20,363)	586,185
Supplier contracts	32,967	—	—	—	(1,900)	1,245	32,312
Others	1,001	(38)	—	—	(206)	75	832
Non-amortizing:
Trademarks	1,107,993	14	271	(1)	—	(87,541)	1,021,570
Water rights	11,595	—	—	—	—	(139)	11,456
	2,151,126	21,765	4,770	(57)	(55,798)	(125,989)	1,997,752

(2)	Refers to the acquisitions completed during the first semester of 2022, such as King’s during the first quarter and, BioTech, during the second quarter.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	June 30, 2023	June 30, 2022
Balance at the beginning of the period	5,828,691	5,835,418
Acquired in business combination	—	39,967
Business combinations adjustment (1)	21,684	5,511
Disposal	—	(16,358)
Exchange rate variation	258,455	8,037
Balance at the end of the period	6,108,830	5,872,575

(1)	Refers to the business combination adjustment in TriOak, as described in Note 1.2.4 - Adjusted purchase price allocation of TriOak.

CGUs	June 30, 2023	December 31, 2022
Brazil Beef	1,882,040	1,738,300
Seara	770,475	711,821
Moy Park	776,096	735,403
USA Pork	694,534	694,534
Australia Meat	275,531	277,116
Australia Smallgoods	304,645	306,405
Vivera	127,752	124,515
Pilgrim’s Food Masters (PFM)	334,859	320,667
Others CGUs without significant goodwill	942,898	919,930
Total	6,108,830	5,828,691

For the six-month period ended June 30, 2023 and 2022 there were no indicators of impairment of goodwill within any CGU.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

14 Trade accounts payable

	June 30, 2023	December 31, 2022
Domestic:
Commodities	1,358,830	1,833,012
Materials and services	3,351,140	3,881,686
Finished products	3,734	13,773
Present value adjustment	(17,591)	(15,078)
	4,696,113	5,713,393

Foreign:
Commodities	15,049	36,602
Materials and services	273,143	192,280
Finished products	105,697	864
	393,889	229,746
Total trade accounts payable	5,090,002	5,943,139

Supply chain finance (1)
Domestic	764,884	574,280
Foreign	8,795	14,312
Total supply chain finance	773,679	588,592
Total	5,863,681	6,531,731

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Company guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Company until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of June 30, 2023, the amount of this transaction was US$80,998 (US$86,593 at December 31, 2022), this operation is recognized as supply chain finance.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

15 Loans and financing

	Average annual			Payment terms /	Current		Non-current
Type	interest rate	Currency	Index	non-current debt	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Foreign currency
ACC - Advances on exchange contracts	7.17%	USD	SOFR	2023 - 24	1,227,759	416,772	—	51,056
Prepayment	6.28%	USD	Libor and SOFR	2023 - 27	400,115	397,508	416,439	378,479
Credit note – export	6.61%	USD	—	2023	75,506	—	—	—
FINIMP – Import Financing	5.66%	USD and EUR	Libor and Euribor	2023 - 25	69,617	100,641	2,475	3,041
White Stripe credit facility	8.10%	USD and CAD	—	2023	2,192	3,020	—	—
Working capital - Dollar	8.66%	USD	Libor	2030	355	1,735	2,695	2,841
CRA - Agribusiness Credit Receivable Certificates	3.98%	USD	—	2027	189	93	20,518	12,757
Scott credit facilities	6.57%	USD	—	2024	—	—	1,809	1,794
					1,775,733	919,769	443,936	449,968
Local currency
FINAME (1)	5.71%	BRL	—	2023 - 25	778	885	168	441
FINEP (2)	9.00%	BRL	—	2025	967	1,040	1,040	1,395
Prepayment	8.09%	GBP	SOFR	2023	21,116	9,543	80,000	—
Notes 5.88% PPC 2027	5.88%	USD	—	2027	11,930	11,930	842,831	842,009
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	11,181	11,181	984,112	982,084
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	18,578	23,703	884,780	883,767
Notes 6.50% JBS Lux 2029	6.50%	USD	—	2029	1,000	1,000	77,877	77,869
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	7,200	7,200	584,825	583,499
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	30,747	30,747	1,239,075	1,238,251
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	1,302	1,302	495,037	494,748
Notes 4.25% PPC 2031	4.25%	USD	—	2031	8,382	8,382	983,309	982,248
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	3,417	3,417	979,142	977,988
Notes 3.63% JBS Lux 2032	3.63%	USD	—	2032	16,212	16,212	983,511	982,586
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,063	10,063	890,638	890,113
Notes 6.25% JBS Lux 2032	6.25%	USD	—	2033	11,632	—	983,065	—
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	27,832	60,575	1,998,407	1,997,613
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	15,750	15,750	887,006	886,786
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	6,997	6,997	1,526,878	1,526,735
PPC term loan	6.31%	USD	Libor	2026	—	26,728	—	452,188
Working capital - Brazilian Reais	7.62%	BRL	TJLP	2023 - 28	—	16,415	747	647
Working capital - Euros	3.39%	EUR	Euribor	2023 - 24	19,880	11,665	2,362	1,903
Credit note – export	13.90%	BRL	CDI	2023 - 28	109,505	145,116	451,624	294,891
CDC - Direct credit to consumers	15.97%	BRL	—	2023 - 28	14,844	7,723	14,177	90
Rural - Credit note	11.00%	BRL	CDI	2024	36,006	800	—	1,118
Rural - Credit note - Prefixed	6.84%	BRL	—	2023	10,107	35,460	—	—
CRA - Agribusiness Credit Receivable Certificates	9.45%	BRL	CDI and IPCA	2023 - 37	14,778	163,492	1,802,610	1,460,108
Scott credit facilities	7.69%	AUD, EUR and USD	—	2023-24	10,319	13,448	34	40
Beardstown Pace credit facility	3.50%	USD	—	2035 - 50	7,475	7,425	59,605	62,969
JBS Australia Feedlot Agreement	7.00%	AUD	—	2023-24	576	258	33,400	33,592
Other	5.28%	Other	Other	2024 - 31	12,986	8,971	16,119	17,455
					441,560	657,278	16,802,379	15,673,133
					2,217,293	1,577,047	17,246,315	16,123,101

(1)	FINAME - Government Agency for Machinery and Equipment Financing
(2)	FINEP - Research and projects financing
(3)	The amendments to IFRS for Interest Rate Benchmark Reform are effective for annual periods beginning on or after January 1, 2021. In line with the LIBOR and other Interbank Offered Rates (IBORs) transition project, the Group has been following the evolution of this matter with its partner banks and been discussing how to replace the index in current contracts. The new contracts are negotiated at the Overnight Guaranteed Financing Rate (“SOFR”), and the current contracts remain indexed to LIBOR until the settlement date, without conversion impacts.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.2 billion as of June 30, 2023 (US$2.4 billion as of December 31, 2022). In Brazil, the availability of revolving credit facilities was US$450,000 (US$450,000 at December 31, 2022).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	June 30, 2023
2024	298,401
2025	376,729
2026	162,575
2027	2,063,576
2028	1,081,324
Maturities after 2028	13,263,710
17,246,315

15.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at June 30, 2023 and until the date that these financial statements were approved.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed in the SEC, located in the United States of America.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	June 30, 2023	December 31, 2022
Taxes payable in installments	75,500	89,930
PIS / COFINS tax payable	32,456	30,218
ICMS / VAT / GST tax payable	35,132	28,081
Withholding income taxes	6,899	8,585
Others	101,577	98,425
Subtotal	251,564	255,239
Income taxes payable	30,885	91,070
Total	282,449	346,309

Breakdown:
Current liabilities	169,690	230,158
Non-current liabilities	112,759	116,151
	282,449	346,309

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	June 30, 2023	December 31, 2022
Social charges in installments	490,773	431,054
Bonus and vacation along with related social charges	676,385	735,770
Salaries and related social charges	412,194	436,364
Others	53,128	50,817
	1,632,480	1,654,005
Breakdown:
Current liabilities	1,109,419	1,198,063
Non-current liabilities	523,061	455,942
	1,632,480	1,654,005

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On June 30, 2023 the Company and its subsidiaries has recognized under Taxes payable in installments the amount of US$352,756, related to the FUNRURAL. During six-month period ended June 30, 2023, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of US$226,179.

18 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

	June 30, 2023	December 31, 2022
Labor	107,402	99,270
Civil	241,300	222,800
Tax and Social Security	125,832	105,420
Total	474,534	427,490

Breakdown:

	June 30, 2023	December 31, 2022
Current liabilities	175,640	174,240
Non-current liabilities	298,894	253,250
	474,534	427,490

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

Changes in provisions:

	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Monetary correction	Exchange rate variation	Balance at June 30, 2023
Labor	99,270	27,270	(32,704)	5,352	8,214	107,402
Civil	222,800	43,517	(38,182)	8,452	4,713	241,300
Tax and social security	105,420	3,643	(369)	7,788	9,350	125,832
Total	427,490	74,430	(71,255)	21,592	22,277	474,534

	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Monetary correction	Exchange rate variation	Balance at June 30, 2022
Labor	96,551	22,906	(29,234)	4,560	6,355	101,138
Civil	281,135	67,646	(170,610)	2,907	2,607	183,685
Tax and social security	100,379	(7,423)	(341)	12,110	6,492	111,217
Total	478,065	83,129	(200,185)	19,577	15,454	396,040

In the subsidiary JBS USA:

Civil Proceedings: Refers to several class action lawsuits, alleging violations of federal and state antitrust, unfair competition, unfair enrichment, deceptive trade practice, and consumer protection laws on sales of beef, pork and chicken. As of the six month period ended June 30, 2023 the indirect subsidiary JBS USA recognized an accrual in the amount of US$31,700 (US$65,442 at the six-month period ended at June 30, 2022),and as of three-month period ended June 30, 2023, in the amount of US$18,000 (US$48,482 at the three-month period ended at June 30, 2022). Also, as of six month period ended June 30, 2023, were paid US$30,300 (US$167,045 at the six-month period ended at June 30, 2022). At June 30, 2023, the remaining accrual is US$175,600 (US$138,236 at the six-month period ended at June 30, 2022).

The Company, together with its legal department and hired external legal counsel, remains to monitor the developments of the antitrust proceedings and have determined that the accounting provisions measured and are recorded based on best estimate of probable losses.

19 Equity

a.	Share capital: Share capital on June 30, 2023 and December 31, 2022 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the six-month period ended June 30, 2023.

b.	Profit reserve:

b1.	Treasury shares: Treasury shares include self-issued shares repurchased by the Company. As of June 30, 2023, the Company had no balance in treasury shares.

c.	Non-controlling interest: Material non-controlling interest as of June 30, 2023 consisted of the (17.3% as of December 31, 2022), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to as of June 30, 2023 (82.7% as of December 31, 2022) of the total. The profit allocated to the PPC non-controlling interest was US$ and US$125,244 for the six-month period ended June 30, 2023 and 2022, respectively. The accumulated non-controlling interest in PPC was US$679,143 as of June 30, 2023 (US$639,664 as of December 31, 2022). For the six-month period ended June 30, 2023, purchase of treasury stock by PPC was nil (US$54,730 for the six-month period ended June 30, 2022). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the years indicated.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

	2023	2022
Net Revenue	8,473,719	8,872,043
Net Income	65,643	642,554
Net cash provided by operating activities	89,341	421,219

	June 30, 2023	December 31, 2022
Total assets	9,922,511	9,255,769
Total liabilities	6,849,923	6,402,493

20 Net revenue

	Six-month period ended June 30,		Three-month period ended June 30,
	2023	2022	2023	2022
Domestic sales	26,109,327	26,713,903	13,289,382	13,855,309
Export sales	8,629,985	9,385,369	4,762,687	4,879,890
NET REVENUE	34,739,312	36,099,272	18,052,069	18,735,199

Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	2023	2022
Trade accounts receivable	5	3,458,136	3,878,125
Contract liabilities (1)		250,958	215,479

21 Net finance expense

	Six-month period ended June 30,		Three-month period ended June 30,
	2023	2022	2023	2022
Exchange rate variation	57,307	404,558	3,369	(102,211)
Fair value adjustments on derivatives	462	(239,748)	15,190	(8,482)
Interest expense (1)	(817,696)	(649,349)	(422,551)	(347,376)
Interest income (2)	147,237	113,800	79,613	63,636
Bank fees and others (3)	(23,338)	(179,939)	(12,472)	(116,101)
	(636,027)	(550,678)	(336,852)	(510,534)

Finance income	219,734	620,569	98,171	63,636
Finance expense	(855,761)	(1,171,247)	(435,023)	(574,170)
	(636,027)	(550,678)	(336,852)	(510,534)

(1)	For the six-month period ended June 30, 2023, the amount of US$565,293 (US$444,158 as of the six-month period ended June 30, 2022), and for the three-month period ended June 30, 2023, the amount of US$284,639 (US$238,861 as of three-month period ended June 30, 2022), respectively, refers to interest expenses from loans and financings.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

(2)	For the six-month period ended June 30, 2023, the amount of US$58,636 (US$49,761 as of the six-month period ended June 30, 2022), and for the three-month period ended June 30, 2023, the amount of US$27,931 (US$27,093 as of three-month period ended June 30, 2022), respectively, refers to interest income from present value adjustments. In addition, for the six-month period ended June 30, 2023, the amount of US$37,330 (US$32,116 as of the six-month period ended June 30, 2022), and for the three-month period ended June 30, 2023, the amount of US$19,866 (US$18,481as of three-month period ended June 30, 2022), respectively, refers to interest income from short-term investments.
(3)	Refers to early extinguishment of debt of the JBS Lux 5.75% Notes 2028 and JBS Lux 6.75% Notes 2028 in the amount of US$132,490 as of the six-month period ended June 30, 2022.

22 Earnings (loss) per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held.

	Six-month period ended June 30,		Three-month period ended June 30,
	2023	2022	2023	2022
Net income attributable to Company shareholders	(315,213)	1,909,940	(40,025)	870,614
Weighted average common shares	2,218,116,370	2,254,344,774	2,218,116,370	2,229,976,592
Weighted average - treasury shares	—	(21,966,881)	—	(21,966,881)
Weighted average - common shares outstanding	2,218,116,370	2,232,377,893	2,218,116,370	2,208,009,711
Basic and diluted earnings (loss) per share - (US$)	(0.14)	0.86	(0.02)	0.39

23 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these condensed consolidated interim financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity accounted investees, net of tax; exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust agreements described in note 18; exclusion of donations and social programs expenses; exclusion of impairment of assets and exclusion of certain other income (expenses).

Brazil: this segment includes all the operating activities from the Company, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Company manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	Six-month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	5,173,221	4,070,854	11,076,939	3,585,022	8,466,919	2,903,667	501,497	35,778,119	(1,038,807)	34,739,312
Adjusted EBITDA(1)	193,550	113,093	109,849	122,624	644,047	140,084	(3,016)	1,320,231	(1,188)	1,319,043

	Six-month period ended June 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	5,605,305	3,983,470	11,061,358	4,012,131	8,865,548	3,091,935	425,987	37,045,734	(946,462)	36,099,272
Adjusted EBITDA(1)	246,971	423,679	1,405,171	373,725	1,351,789	229,823	3,116	4,034,274	(1,080)	4,033,194

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

	Three-month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,824,711	2,082,339	5,810,550	1,776,872	4,304,794	1,508,962	256,938	18,565,166	(513,098)	18,052,068
Adjusted EBITDA(1)	136,458	84,803	87,549	78,024	375,347	143,484	(2,282)	903,383	(608)	902,775

	Three-month period ended June 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,867,060	2,170,421	5,521,533	2,111,249	4,628,352	1,674,371	235,785	19,208,771	(473,572)	18,735,199
Adjusted EBITDA(1)	163,232	305,935	620,043	138,158	738,848	144,748	(4,358)	2,106,606	(558)	2,106,048

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Six-month period ended June 30,		Three-month period ended June 30,
	2023	2022	2023	2022
Operating profit	190,675	2,979,999	307,951	1,564,368
Depreciation and amortization	1,035,865	943,880	536,727	478,364
Antitrust agreements (1)	31,700	65,442	18,000	48,482
Donations and social programs (2)	7,386	18,718	4,655	7,968
Impairment of assets (3)	21,745	17,396	918	—
Other operating income (expense), net (4)	31,672	7,761	34,523	(10,530)
Elimination	1,188	1,080	609	558
Total Adjusted EBITDA for operating segments	1,320,231	4,034,276	903,383	2,106,606

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 18 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 24 – Expenses by nature.
(3)	Refers to the impairment of assets related to Planterra’s plant closure during the year ended at 2023.
(4)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to restructuring projects and acquisitions, marketing of social programs, insurance recovery, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	Six-month period ended June 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	20,642,749	8,606,199	2,680,821	2,943,085	110,398	34,983,252	(243,940)	34,739,312
Total assets	29,049,438	18,188,982	3,625,247	5,310,471	1,569,431	57,743,569	(16,586,762)	41,156,807

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022

(Expressed in thousands of United States dollar)

	Six-month period ended June 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	21,502,039	9,330,898	3,091,935	2,723,503	100,327	36,748,702	(649,429)	36,099,273
Total assets	29,014,071	16,444,682	3,600,985	4,589,625	2,136,760	55,786,123	(16,594,526)	39,191,597

	Three-month period ended June 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	10,775,276	4,610,688	1,286,116	1,513,273	49,604	18,234,957	(182,889)	18,052,068

	Three-month period ended June 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	11,016,106	4,887,854	1,674,371	1,409,587	49,056	19,036,974	(301,775)	18,735,199

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

24 Expenses by nature

The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	Six-month period ended June 30,		Three-month period ended June 30,
	2023	2022	2023	2022
Cost of sales
Cost of inventories, raw materials and production inputs	(26,719,040)	(25,452,357)	(13,722,374)	(13,294,047)
Salaries and benefits	(3,648,305)	(3,417,348)	(1,858,467)	(1,737,972)
Depreciation and amortization	(909,271)	(812,343)	(474,314)	(413,335)
	(31,276,616)	(29,682,048)	(16,055,155)	(15,445,354)
Selling
Freight and selling expenses	(1,899,406)	(1,919,159)	(955,138)	(976,676)
Salaries and benefits	(145,040)	(112,324)	(75,747)	(61,532)
Depreciation and amortization	(31,821)	(29,997)	(15,188)	(14,896)
Advertising and marketing	(154,336)	(155,684)	(78,081)	(83,445)
Net impairment losses	(1,182)	(8,082)	(6,554)	(3,444)
Commissions	(26,899)	(34,612)	(16,188)	(20,277)
	(2,258,684)	(2,259,858)	(1,146,896)	(1,160,270)
General and administrative
Salaries and benefits	(549,455)	(674,797)	(268,542)	(320,764)
Fees, services held and general expenses	(342,656)	(310,090)	(173,396)	(136,298)
Depreciation and amortization	(94,775)	(101,540)	(47,226)	(50,133)
DOJ and Antitrust agreements	(31,700)	(65,442)	(18,000)	(48,482)
Donations and social programs (1)	(6,404)	(18,145)	(3,673)	(7,968)
JBS Fund For The Amazon	—	(573)	—	—
	(1,024,990)	(1,170,587)	(510,837)	(563,645)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon.

For the six-month period ended June 30, 2023, the Group incurred expenses with internal research and development, in the amount of US$6,644 (US$7,826 for the six-month period ended June 30, 2022). For the three-month period ended June 30, 2022, the Group incurred expenses with internal research and development, in the amount of US$1,627 (nil for the three-month period ended June 30, 2022).

For the six-month period ended June 30, 2023 and 2022, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

25 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the condensed consolidated financial statements as follows:

	Note	June 30, 2023	December 31, 2022
Assets
Fair value through profit or loss (1)
Financial investments	3	1,563,628	1,343,149
National treasury bills	3	114,085	109,662
Derivative assets		219,951	108,505
Amortized cost (2)
Cash at banks	3	1,035,541	1,144,741
Margin cash	3	98,154	59,088
Trade accounts receivable	4	3,458,136	3,878,125
Related party receivables	8	202,203	182,268
Total		6,691,698	6,825,538
Liabilities
Amortized cost
Loans and financing	15	(19,463,608)	(17,700,148)
Trade accounts payable and supply chain finance	14	(5,863,681)	(6,531,731)
Lease		(1,848,144)	(1,721,833)
Other financial liabilities		(52,246)	(11,876)
Fair value through profit or loss
Derivative liabilities		(180,203)	(107,238)
Total		(27,407,882)	(26,072,826)

(1)	(i) CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	(i) Loans and receivables are classified as amortized cost; (ii) the trade accounts receivable are short-term and net of expected losses.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize significant level 3 inputs.

	June 30, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,563,628	1,563,628	—	1,343,149	1,343,149
National treasury bills	114,085	—	114,085	109,662	—	109,662
Derivative assets	—	219,951	219,951	—	108,505	108,505

Financial liabilities
Derivative liabilities	—	180,203	180,203	—	107,238	107,238

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2023 and December 31, 2022, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	June 30, 2023			December 31, 2022
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 5.88% PPC 2027	850,000	98.13%	834,105	850,000	99.55%	846,175
Notes 2.50% JBS Lux 2027	1,000,000	87.52%	875,200	1,000,000	86.90%	869,040
Notes 5.13% JBS Lux 2028	900,000	96.36%	867,240	900,000	95.13%	856,188
Notes 6.50% JBS Lux 2029	77,973	99.12%	77,287	77,973	98.16%	76,537
Notes 3.00% JBS Lux 2029	600,000	84.70%	508,200	600,000	84.02%	504,108
Notes 5.50% JBS Lux 2030	1,250,000	96.02%	1,200,250	1,250,000	95.40%	1,192,475
Notes 3.75% JBS Lux 2031	500,000	82.81%	414,050	500,000	82.46%	412,280
Notes 4.25% PPC 2031	1,000,000	85.00%	849,900	1,000,000	86.39%	863,940
Notes 3.00% JBS Lux 2032	1,000,000	77.46%	774,600	1,000,000	77.61%	776,110
Notes 3.63% JBS Lux 2032	1,000,000	82.05%	820,500	1,000,000	82.24%	822,410
Notes 3.50% PPC 2032	900,000	79.27%	713,430
Notes 5.75% JBS Lux 2023	2,050,000	94.38%	1,934,790	2,050,000	95.41%	1,955,885
Notes 4.38% JBS Lux 2052	900,000	70.61%	635,490	900,000	71.80%	646,182
Notes 6.50% JBS Lux 2052	1,550,000	94.66%	1,467,230	1,550,000	96.79%	1,500,276
	14,577,973		12,947,772	13,577,973		12,048,104

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

a1. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on June 30, 2023 and December 31, 2022, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks during June 30, 2023 and December 31, 2022 are shown below:

	June 30, 2023	December 31, 2022
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	(6,365)	(5,882)
Credit note - export	(561,129)	(441,125)
Rural - Credit note - Prefixed	(2,080)	(800)
Related party transactions	1,382	1,502
CDB-DI (Bank certificates of deposit)	1,157,471	676,961
Margin cash	90,456	74,237
Treasury bills	15,464	23,774
Subtotal	695,199	328,667
Derivatives (Swap)	(1,538,423)	(1,220,527)
Total	(843,224)	(891,860)
Liabilities exposure to the LIBOR rate:
Prepayment	—	(292,209)
FINIMP	—	(2,823)
PPC term loan	—	(478,916)
Working Capital - Dollars	(3,049)	(3,190)
Subtotal	(3,049)	(777,138)
Derivatives (Swap)	—	295,353
Total	(3,049)	(481,785)
Net exposure to the IPCA rate:
Treasury bills	28,692	14,767
CRA - Agribusiness Credit Receivable Certificates	(1,811,023)	(1,609,636)
Margin cash	18,182	15,237
Related party transactions	117,281	104,100
Subtotal	(1,646,868)	(1,475,532)
Derivatives (Swap)	1,636,120	1,365,001
Total	(10,748)	(110,531)
Assets exposure to the CPI rate:
Margin cash	47,885	40,469
Total	47,885	40,469
Liabilities exposure to the SOFR rate:
Prepayment	(432,091)	(161,410)
Prepayment - exchange agreement	(51,594)	—
Total	(483,685)	(161,410)

Sensitivity analysis as of June 30, 2023:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	13.65%	13.74%	(700)	17.06%	(28,057)	20.48%	(56,105)
Libor	Increase	6.04%	6.05%	—	7.55%	(45)	9.06%	(90)
IPCA	Increase	3.94%	3.95%	(1)	4.93%	(103)	5.91%	(206)
TJLP	Increase	7.28%	7.28%	—	9.10%	(13)	10.92%	(26)
CPI	Decrease	4.00%	3.99%	(5)	3.00%	(466)	2.00%	(932)
SOFR	Increase	5.09%	5.10%	(47)	6.36%	(5,993)	7.64%	(11,981)
				(753)		(34,677)		(69,340)

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

		June 30, 2023					December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US	$Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US	$Fair value (Liability) - US$	Fair value

	Pre USD	2023	81,704	76,299	(85,790)	(9,492)	—	—	—	—
	CDI	2023	—	—	—	—	400,000	80,523	(77,551)	2,972
	LIBOR	2024	—	—	—	—	1,507,335	295,353	(280,251)	15,101
	IPCA	2024	111,540	139,061	(110,524)	28,537	537,534	123,845	(98,448)	25,397
	IPCA	2027	80,304	93,549	(86,481)	7,068	387,000	80,302	(80,025)	276
Swap	IPCA	2028	91,716	107,981	(101,223)	6,758	442,000	92,333	(93,764)	(1,431)
	IPCA	2030	290,505	349,400	(332,969)	16,431	1,400,000	296,304	(307,264)	(10,960)
	IPCA	2031	309,755	356,218	(353,489)	2,729	1,430,000	283,731	(300,700)	(16,969)
	IPCA	2032	181,680	211,423	(207,820)	3,603	900,000	177,699	(186,308)	(8,608)
	IPCA	2036	19,493	23,475	(24,007)	(532)	100,000	19,524	(21,408)	(1,884)
	IPCA	2037	293,226	355,013	(346,642)	8,371	1,272,000	291,262	(311,581)	(20,319)

			1,459,923	1,712,419	(1,648,945)	63,473	8,375,869	1,740,876	(1,757,300)	(16,425)

a2. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary

	USD		EUR		GBP		MXN		AUD
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	956,136	737,591	29,968	40,184	8,566	12,202	206,796	122,588	26	7
Trade accounts receivable	1,033,820	1,173,723	127,327	136,478	89,579	51,302	126,670	126,037	—	86
Sales orders	786,886	597,296	41,789	41,964	12,974	13,379	—	—	—	—
Trade accounts payable	(98,978)	(154,283)	(86,839)	(92,271)	(18,835)	(18,799)	(103,643)	(52,346)	(62)	(118)
Purchase orders	(43,071)	(61,679)	(6,406)	(12,181)	—	—	—	—	—	—
Operating subtotal	2,634,793	2,292,648	105,839	114,174	92,284	58,084	229,823	196,279	(36)	(25)
FINANCIAL
Margin cash	2,424	269	—	—	—	—	—	—	—	—
Advances to customers	(61,926)	(36,204)	(1,158)	(856)	(130)	—	—	—	—	—
Loans and financing	(2,276,670)	(1,362,474)	(4,476)	(4,986)	—	—	—	—	—	—
Financial subtotal	(2,336,172)	(1,398,409)	(5,634)	(5,842)	(130)	—	—	—	—	—
Operating financial subtotal	298,621	894,239	100,205	108,332	92,154	58,084	229,823	196,279	(36)	(25)

Related party transactions, net	—	—	310,818	289,556	—	—	—	—	—	—
Total exposure	298,621	894,239	411,023	397,888	92,154	58,084	229,823	196,279	(36)	(25)
DERIVATIVES
Future contracts	15,175	(103,000)	(43,675)	(103,490)	—	—	—	—	—	—
Deliverable Forwards (DF´s)	—	(463,371)	—	84,013	—	(5,208)	—	(291,377)	—	943
Non-Deliverable Forwards (NDF´s)	(490,380)	3,029	52,008	(11,834)	(6,278)	(19,761)	(328,128)	—	2,927	—
Swap	(11,825)	15,101	(6,004)	—	(84,226)	—	—	—	—	—
Total derivatives	(487,030)	(548,241)	2,329	(31,311)	(90,504)	(24,969)	(328,128)	(291,377)	2,927	943
NET EXPOSURE IN US$	(188,409)	345,998	413,352	366,577	1,650	33,115	(98,305)	(95,098)	2,891	918

Net debt in foreign subsidiaries (1)	(13,779,934)	(12,816,599)	—	—	—	—	—	—	—	—

(1)	The Group includes the net debt of foreign subsidiaries in the disclosure of economic hedging exposure. Although these debts do not generate foreign exchange gains or losses (since they are foreign debts and in the functional currency of each respective country), they are translated to Brazilian Real in the consolidation, impacting the equity as exchange variation of investment, influencing the consolidated debt of the Group, and consequently the leverage indicators.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 US Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	4.8192	4.9320	60,035	6.0240	641,114	7.2288	1,282,228
Financial	Depreciation	4.8192	4.9320	(62,709)	6.0240	(669,669)	7.2288	(1,339,338)
Derivatives	Depreciation	4.8192	4.9320	(9,359)	6.0240	(99,942)	7.2288	(199,883)

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Net debt in foreign subsidiaries	Depreciation	4.8192	4.9320	(322,595)	6.0240	(3,444,983)	7.2288	(6,889,967)

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Short	1,447	15,175	(12)	51	490	(872)

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(96,524)	(465,168)	3,480	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(2,328)	(11,217)	419	—	—	—
Non-Deliverable Forwards	American dollar	Long	—	—	—	3,029	15,804	(339)

a2.1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.2626	5.1306	(2,585)	3.9470	(25,753)	2.6313	(51,507)
Financial	Depreciation	5.2626	5.1306	138	3.9470	1,371	2.6313	2,742
Related party	Appreciation	5.2626	5.1306	(7,590)	3.9470	(75,630)	2.6313	(151,260)
Derivatives	Appreciation	5.2626	5.1306	(57)	3.9470	(567)	2.6313	(1,133)

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Deliverable Forwards	Euro	Long	9,883	52,008	303	78,708	85,306	3,443
Non-Deliverable Forwards	Euro	Short	(1,141)	(6,004)	270	(11,087)	(12,016)	9

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

a2.1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	6.1262	5.9592	(2,448)	4.5947	(22,455)	3.0631	(44,910)
Derivatives	Depreciation	6.1262	5.9592	2401	4.5947	22,022	3.0631	44,044

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Deliverable Forwards	British pound	Short	(1,025)	(6,278)	(86)	(829)	(4,869)	(193)
Non-Deliverable Forwards	British pound	Short	(13,749)	(84,226)	(2,516)	(3,147)	(18,476)	1,357

a2.1.4 MXN - Mexican Peso (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	0.2811	0.2874	5,045	0.3514	55,926	0.4217	111,844
Derivatives	Depreciation	0.2811	0.2874	(7,203)	0.3514	(79,848)	0.4217	(159,684)

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (US$)	Fair value	Notional (MXN)	Notional (US$)	Fair value
Deliverable Forwards	Mexican peso	Short	(1,167,300)	(328,128)	(1,368)	(1,092,527)	(272,434)	(30,362)

a2.1.5 AUD - Australian Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	3.2110	3.1282	1	2.4083	9	1.6055	18
Derivatives	Appreciation	3.2110	3.1282	(74)	2.4083	(712)	1.6055	(1,424)

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value
Deliverable Forwards	Australian dollar	Long	912	2,927	2	266	943	5

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

b. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

b1. Position balance in commodities (cattle) contracts of JBS S.A.:

EXPOSURE in Commodities (Cattle)	June 30, 2023	December 31, 2022
Firm contracts of cattle purchase	—	2,873
Subtotal	—	2,873
DERIVATIVES
Future contracts	10,652	(385)
Subtotal	10,652	(385)
NET EXPOSURE	10,652	2,488

Sensitivity analysis as of June 30, 2023:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	Current price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income
Derivatives	Cattle depreciation	53	50	(592)	40	(2,592)	26	(5,184)

Derivatives financial instruments breakdown:

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Long	589	10,652	(2)	21	(385)	(19)

b2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	June 30, 2023	December 31, 2022
OPERATING
Purchase orders	380,228	224,766
Subtotal	380,228	224,766
DERIVATIVES
Future contracts	(77,055)	(948)
Non-Deliverable Forwards	—	(30,990)
Subtotal	(77,055)	(31,938)
NET EXPOSURE	303,173	192,828

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

Sensitivity analysis as of June 30, 2023:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(1.7130)%	(6,339)	(25.00)%	(92,519)	(50.00)%	(185,039)
Derivatives	Appreciation	(1.7130)%	1,285	(25.00)%	18,750	(50.00)%	37,499

Derivatives financial instruments breakdown:

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	684	(77,055)	(12,688)	520	(948)	(2,448)
Non-Deliverable Forwards	Commodities (Grains)	Short	—	—	—	717	(30,990)	684

b3. Hedge accounting of Seara Alimentos:

The derivative financial instruments designated at June 30, 2023, as hedge accounting, according to the Cash Flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	3,294	(77,055)	(12,688)
Future contracts	Currency	500	25,000	(346)
				(13,034)

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

b3.1. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Below are the effects on the statement of income, after the adoption of hedge accounting:

	June 30, 2023	June 30, 2022
Statements of income:

Cost of sales before hedge accounting adoption	(3,965,870)	(3,575,434)

Derivatives operating income (loss)	20,458	30,973
Currency	1,640	6,323
Commodities	18,818	24,650
Cost of sales with hedge accounting	(3,945,412)	(3,544,461)

Financial income (expense), net excluding derivatives	29,633	(14,117)

Derivatives financial income (expense), net	(24,777)	(52,971)
Currency	(3)	(64,241)
Commodities	(24,060)	292
Interest	(714)	10,978

Financial income (expense), net	4,856	(67,088)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

Statements of other comprehensive income (expense):	June 30, 2023	December 31, 2022

Financial instruments designated as hedge accounting:	(11,161)	(51,818)
Currency	(895)	(6,116)
Commodities	(10,266)	(45,702)

Gain (loss) on cash flow hedge	(3,025)	(94,513)
Deferred income tax on hedge accounting	1,029	32,134
Total of other comprehensive income (expense)	(1,996)	(62,379)

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

Statement of financial position:	June 30, 2023	December 31, 2022

Derivative (liabilities)/assets	(13,034)	(1,764)
Financial instruments designated as hedge accounting:
Commodities	(12,688)	(1,764)
Currency	(346)	—

Derivative (liabilities)/assets	—	18,073
Financial instruments not designated as hedge accounting:
Interest	—	18,073

Other comprehensive income (expense)	(11,466)	(7,720)
Currency	(919)	(2,595)
Commodities	(10,547)	(5,125)

Inventories	3,186	6,951
Currency	255	2,298
Commodities	2,931	4,653

Open balance sheet position of derivative assets and liabilities:

	June 30, 2023	December 31, 2022

Assets:

Not designated as hedge accounting	—	18,074
Interest	—	18,074

Current assets	—	13,267
Non-current assets	—	4,807

(Liabilities):
Designated as hedge accounting	13,033	1,765
Commodities	12,688	1,765
Currency	345	—

Current liabilities	13,033	1,765

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

b4. Position balance in commodities derivatives financial instruments of JBS USA:

EXPOSURE in Commodities	June 30, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	3,247,465	2,514,530
Subtotal	3,247,465	2,514,530
DERIVATIVES
Deliverable Forwards	(16,090)	(154,278)
Subtotal	(16,090)	(154,278)
NET EXPOSURE	3,231,375	2,360,252

Sensitivity analysis as of June 30, 2023:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.95)%	(61,635)	(25.00)%	(790,193)	(50.00)%	(1,580,386)
Derivatives	Appreciation	(1.95)%	305	(25.00)%	3,915	(50.00)%	7,830

Derivatives financial instruments breakdown:

			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(3,339)	(16,090)	(73,302)	(29,568)	(154,278)	(31,182)

c. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, impairment losses recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
June 30, 2023
Cash and cash equivalents	—	2,643,325	—
Margin cash	—	168,083	—
Trade accounts receivable	2.59%	3,458,136	(89,469)
Related party receivables	—	202,203	—
	—	6,471,747	(89,469)

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	June 30, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	5,863,681	—	—	—	5,863,681	6,531,731	—	—	—	6,531,731
Loans and financing	2,217,293	675,129	2,226,152	14,345,034	19,463,608	1,577,047	815,045	2,396,339	12,911,717	17,700,148
Estimated interest on loans and financing (1)	1,192,028	1,743,720	1,487,679	4,272,714	8,696,141	924,346	1,837,495	1,485,208	4,441,125	8,688,174
Derivatives liabilities (assets)	180,203	—	—	—	180,203	107,238	—	—	—	107,238
Other liabilities	7,196	21,010	21,065	—	49,271	6,498	5,327	51	—	11,876
Payments of leases	351,367	510,726	331,691	974,594	2,168,378	342,747	500,539	313,253	853,253	2,009,792

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at June 30, 2023 and December 31, 2022. Payments in foreign currencies are estimate using the June 30, 2023 and December 31, 2022 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances at June 30, 2023 is US$31.5 billion (December 31, 20222 is US$32.9 billion).

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2023 is US$3,861 (US$15,416 at December 31, 2022). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2023 is US$134,480 (US$99,288 at December 31, 2022). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2023 is US$29,742 (US$15,505 in December 31, 2022). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

JBS S.A.

Notes to the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2023 and 2022
(Expressed in thousands of United States dollar)

e. Risks linked to climate change and the sustainability strategy

In view the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

For the six-month period ended June 30, 2023, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

26 Subsequent events

a. On July 12, 2023, the Company announced the dual listing structure of its shares in Brazil and United States of America, through the JBS B.V, Company, located in Netherlands. The operation will be submitted to the approval of the Extraordinary General Boarding Meeting, to be convened. If this transaction is approved, following its completion at the Brazilian Securities Commission (Comissão de Valores Mobiliários -CVM), JBS B.V will be registered as a foreign issuer to have Brazilian Depositary Receipts - BDRs level II listed on B3 representing its Class A Shares. At the SEC, the JBS B.V. will be registered as a foreign issuer (Foreign Private Issuer – FPI) in order to have its Class A Shares listed on the New York Stock Exchange (NYSE), located in the United States of America.

b. On July 24, 2023, the registration statement related to Offers to Exchange All Outstanding Unregistered Notes of the Series Specified for new notes became effective with the SEC. As a result of the effectiveness of the registration statement the Company will be subject to disclosure requirements and other regulations and standards relating to securities in the United States of America and the compliance obligations of SOX, effective as of the second quarter of 2023.

* * * * *

Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the prospectus contained in JBS S.A.’s Registration Statement on Form F-4, effective as of July 24, 2023 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-272099), and other issues discussed herein.

This MD&A should be read in conjunction with, and is qualified in its entirety by reference to: (1) JBS S.A.’s unaudited condensed consolidated interim financial information as of June 30, 2023 and for the three and six-month periods ended June 30, 2023 and 2022, and the related notes thereto (“JBS S.A.’s unaudited interim financial statements”), furnished to the United States Securities and Exchange Commission (the “SEC”), as part of the current report on Form 6-K to which this MD&A is attached as an exhibit (the “Form 6-K”); (2) JBS S.A.’s audited consolidated financial statements as of December 31, 2022 and 2021 and January 1, 2021 and for each of the years in the three-year period ended December 31, 2022, and the related notes thereto (“JBS S.A.’s audited financial statements” and, together with JBS S.A.’s unaudited interim financial statements, “JBS S.A.’s financial statements”), which are included in the Prospectus; and (3) the information presented under the sections of the Prospectus entitled “Presentation of Financial and Other Information” and “Summary—Summary Historical Financial Data.”

JBS S.A.’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB). JBS S.A.’s unaudited interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the IASB.

Except where the context otherwise requires, in this MD&A:

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries.

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS USA” refers to JBS USA Lux S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, with its registered address at 21, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and companies Register (Registre de Commerce et des Sociétés) under number B203443. JBS USA is a wholly-owned subsidiary of JBS S.A.

●	PPC” refers to Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 80% of PPC’s outstanding common stock.

●	“Seara” refers to Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

Overview

We are the largest protein company and the largest food company in the world in terms of net revenue for the year ended December 31, 2022, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$34.7 billion and US$36.1 billion for the six-month periods ended June 30, 2023 and 2022, respectively, and US$72.6 billion, US$65.0 billion and US$52.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively. We recorded a net loss of US$0.3 billion for the six-month period ended June 30, 2023, compared to a net income of US$1.9 billion for the six-month period ended June 30, 2022. Our net income was US$3.1 billion, US$3.8 billion and US$0.6 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Our Adjusted EBITDA was US$1.3 billion and US$4.0 billion for the six-month periods ended June 30, 2023 and 2022, respectively, and US$6.7 billion, US$8.5 billion and US$5.6 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 335,000 customers worldwide in approximately 180 countries on six continents.

As of June 30, 2023, we were:

●	the #1 global beef producer in terms of capacity, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,000 heads of cattle according to Nebraska Public Media;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.7 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 138,800 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 24,700 heads;

●	a regional leading fish producer in terms of capacity, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

●	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Swift,” “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953,” “Seara Gourmet,” “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the six-month periods ended June 30, 2023 and 2022 and in the year ended December 31, 2022, we generated 75.8%, 74.8% and 73.6%, respectively, of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 24.2%, 25.2% and 26.4%, respectively, of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 55.0%, 56.4% and 58.1% of our net revenue from export sales in the six-month periods ended June 30, 2023 and 2022 and in the year ended December 31, 2022, respectively, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 12.1%, 13.9% and 15.4% of our net revenue from export sales in the six-month periods ended June 30, 2023 and 2022 and in the year ended December 31, 2022, respectively.

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Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K, note 26 to JBS S.A.’s audited financial statements included in the Prospectus and “Information about JBS S.A.—Description of Business Segments” in the Prospectus. Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “—” —Reconciliation of Adjusted EBITDA” below for more information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (loss).

Description of Main Consolidated Statement of Income Line Items

Net Revenue

The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products. Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by us.

We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which depicts the transfer of control and recognition of net revenue. There are instances of customer pick-up at our facility, in which case control transfers to the customer at that point and we recognize net revenue. Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration (i.e., discounts, rebates, incentives and the customer’s right to return products). Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. We can incur incremental costs to obtain or fulfill a contract, such as payment of commissions, which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

We receive payments from customers based on terms established with the customer. Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. We recognize net revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

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We disaggregate our net revenues by (i) domestic sales, which refer to internal sales of each geographical location and; (ii) export sales, which refer to external sales of each geographical location.

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 26 to JBS S.A.’s audited financial statements included in the Prospectus.

Net revenue by significant category are as follows:

	For the six-month period ended June 30,
	2023	2022
	(in millions of US$)
Domestic sales	26,109.3	26,713.9
Export sales	8,630,0	9,385.4
Net revenue	34,739.3	36,099.3

We break down our net revenue amongst our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera Topholding BV produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the recently acquired TriOak Foods business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

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●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park Holdings (Europe) Ltd., Tulip Limited, Pilgrim’s Food Masters (“PFM”), PPL and Pilgrim's Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through PPL. The segment includes PFM, and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb and pork, with the recently acquired Rivalea Holdings Pty Ltd, and fish, with the recently acquired Huon Aquaculture Group Ltd, processing facilities in Australia and New Zealand. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

●	Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

●	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

●	Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

●	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

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●	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish ingredients and hog prices.

●	Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the U.S. Department of Justice and antitrust agreements; exclusion of donations and social programs expenses; exclusion of out of period tax credits impacts; exclusion of JBS fund for the Amazon; exclusion of J&F Leniency Refund; exclusion of impairment of assets; and exclusion of certain other income (expenses), net.

Operating Expenses

Our operating expenses consists primarily of:

●	General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

●	Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

Net Finance Expense

Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity-related derivative transactions.

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have created a diversified global platform and our net revenues have increased significantly, in part, due to our acquisitions. Since 2020, we have entered into several acquisitions, including primarily: (1) JBS USA’s acquisition of TriOak Foods, an American pork producer and grain marketer, which closed on December 2, 2022; (2) JBS Australia’s acquisition of Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd., a hog breeding and processing business in Australia, which closed on January 4, 2022; (3) JBS USA’s acquisition of Sunnyvalley Smoked Meats, Inc., a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale consumers under the Sunnyvalley brand, which closed on December 1, 2021; (4) JBS USA’s acquisition of Huon Aquaculture Group Ltd, an Australian salmon aquaculture business, which closed on November 17, 2021; (5) PPC’s acquisition of the specialty meats and ready meals businesses of Pilgrim’s Food Masters (formerly Kerry Group plc), including the specialty meats and ready meals businesses that manufacture branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom, which closed on September 24, 2021; (6) JBS USA’s acquisition of the business of Vivera Topholding BV, a manufacturer of plant-based food products in Europe, which closed on June 17, 2021; (7) JBS USA’s acquisition of Empire Packing Company, L.P.’s case ready production facilities and Ledbetter branded retail products, which closed on April 6, 2020; and (8) Seara’s acquisition of Bunge Alimentos’ margarine and mayonnaise businesses in Brazil, which closed on November 30, 2020.

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Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations. The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates.

Any depreciation or appreciation of the foreign currency exchange rate compared to an entity´s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financings is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity´s functional currency). For this reason, any movement of the currency exchange rate compared to an entity´s functional currency may significantly increase or decrease our finance expense and our current and non-current loans and financings. Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real) have been translated to Brazilian real and then translated from the functional currency (Brazilian real) into the Group’s presentation currency (U.S. dollar).

Our risk management department enters into derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our or our subsidiaries’ functional currency. The primary exposures to exchange rate risk are in U.S. dollars, euros, British pounds, Mexican pesos and Australian dollars.

Principal Factors Affecting our Financial Condition and Results of Operations

Our results of operations have been influenced and will continue to be influenced by a variety of factors. In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates.

Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments

We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others.

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

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In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

●	production volume;

●	plant capacity utilization;

●	sales volume;

●	selling prices;

●	customer demand and preferences (see “Risk Factors—Risks relating to our Business and Industries—Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business” in the Prospectus);

●	commodity futures prices for livestock (see “Risk Factors—Risks relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients” in the Prospectus);

●	the spread between livestock prices and selling prices for finished goods;

●	utility prices and trends;

●	livestock availability;

●	production yield;

●	seasonality;

●	the economy performance of the countries where we sell our products;

●	competition and industry consolidation;

●	taxation;

●	perceived value of our brands;

●	currency exchange rate fluctuations (see “Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Prospectus); and

●	trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Prospectus).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the six-month period ended June 30, 2023 and the year ended December 31, 2022. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

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The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years. Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients. Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations.

Effect of level of indebtedness and interest rates

As of June 30, 2023, our total outstanding indebtedness was US$19,463.6 million, consisting of US$2,442.8 million of current loans and financings and US$17,020.9 million of non-current loans and financings, representing 61.5% of our total liabilities, which totaled US$31,664.2 million as of June 30, 2023.

As of December 31, 2022, our total outstanding indebtedness was US$17,700.1 million, consisting of US$1,577.0 million of current loans and financings and US$16,123.1 million of non-current loans and financings, representing 58.3% of our total liabilities, which totaled US$30,339.4 million as of December 31, 2022.

The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies.

Fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues

Domestic market prices for fresh and processed products are generally determined in accordance with market conditions. These prices are also affected by the additional markup that retailers charge end consumers. We have negotiated these margins with each network of retailers and depending on the network, with each store individually.

Effects of fluctuations in export prices of fresh and processed products on operating revenues

Fluctuations in export prices of our raw and processed products can significantly affect our net operating income. The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future.

Effects of fluctuations in foreign exchange rates currencies

As our presentation currency is the U.S. dollars and some of our entities have other currencies as their functional currency (for example the Brazilian real), all else being equal, any strengthening of the U.S. dollar against these currencies will reduce the revenues and expenses of these entities, whereas any depreciation of the U.S. dollar against these currencies will increase their revenues and expenses.

For further information on our presentation currency, functional currencies and translation of foreign currencies see “—Items Affecting Comparability of Financial Results—Currency” above.

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Impacts from Russia and Ukraine conflict

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions has not been limited to businesses that operate in Russia and Ukraine and has negatively impacted and will likely continue to negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products. Russia's recent suspension of the Black Sea Grain Initiative, which allowed Ukraine to export grain and other food items, will likely further exacerbate rising food prices and supply chain issues if not reinstated.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets. In the second quarter of 2023, Ukraine grain export volumes continued to recover, but still remain below pre-war volumes. Their supply constraints did not have a material impact on our costs during the second quarter. However, if the Black Sea Grain Initiative remains suspended, supply constraints may worsen materially.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Risk Factors—Risks Relating to the Markets in Which We Operate—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Prospectus for additional information.

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials. We have also experienced high average sales prices impacted by the current inflationary environment. We expect these trends to continue through the second half of 2023. We have responded to inflationary challenges in 2022 and 2023 by continuing negotiations with customers to pass through costs increases in order to recoup the increased expenses we have experienced. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields.

For more information about the risks of inflation on our operations, see “Risk Factors—Risks Relating to the Markets in Which We Operate—Deterioration of global economic conditions could adversely affect our business”, “—We are exposed to emerging and developing country risks,” —The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Prospectus.

10

Overview of Results

We recorded a net loss of US$315.2 million for the six-month period ended June 30, 2023, compared to a net income of US$1,909.9 million for the six-month period ended June 30, 2022.

Summary of Results

Six-Month Period Ended June 30, 2023 Compared to the Six-Month Period Ended June 30, 2022

	For the six-month period ended June 30,
	2023	2022	% Change
	(in millions of US$)
Consolidated statement of income:
Net revenue	34,739.3	36,099.3	(3.8)%
Cost of sales	(31,276.6)	(29,682.0)	5.4%
Gross profit	3,462.7	6,417.2	(46.0)%
General and administrative expenses	(1,025.0)	(1,170.6)	(12.4)%
Selling expenses	(2,258.7)	(2,259.9)	(0.1)%
Other expenses	(85.5)	(38.0)	125.0%
Other income	97.1	31.2	211.2%
Net operating expense	(3,272.0)	(3,437.2)	(4.8)%
Operating profit	190.7	2,980.0	(93.6)%
Finance income	219.7	620.6	(64.6)%
Finance expense	(855.8)	(1,171.2)	(26.9)%
Net finance expense	(636.0)	(550.7)	15.5%
Share of profit of equity-accounted investees, net of tax	5.8	7.1	(18.3)%
Profit (loss) before taxes	(439.5)	2,436.5	n.m.
Current income taxes	(38.6)	(703.6)	(94.5)%
Deferred income taxes	163.0	177.1	(8.0)%
Total income taxes	124.3	(526.5)	n.m.
Net income (loss)	(315.2)	1,909.9	n.m.

n.m. = not meaningful.

Consolidated Results of Operations

Net Income (Loss)

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net income (loss)	(315.2)	1,909.9	(2,225.1)	n.m.
Net margin (net income as percentage of net revenue)	(0.9)%	5.3%	6.2 p.p.	—

n.m. = not meaningful.

For the reasons described below, we recorded a loss of US$315.2 million for the six–month period ended June 30, 2023, compared to a net income of US$1,909.9 million for the six–month period ended June 30, 2022. The net margin was (0.9)% for the six–month period ended June 30, 2023, compared to 5.3% for the six–month period ended June 30, 2022.

11

Net Revenue

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	34,739.3	36,099.3	(1,360.0)	(3.8)%

Our net revenue decreased by US$1,360.0 million, or 3.8%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022. Our net revenue was negatively impacted by a 5.1% decrease in average sales prices in all segments. This decrease was partially offset by an overall 1.4% increase in our sales volumes. For more information, see “—Segment Results” below.

Cost of Sales

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Cost of sales	(31,276.6)	(29,682.0)	(1,594.6)	5.4%
Gross profit	3,462.7	6,417.2	(2,954.5)	(46.0)%
Cost of sales as percentage of net revenue	90.0%	82.2%	7.8 p.p.	—

Our cost of sales increased by US$1,594.6 million, or 5.4%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, primarily due to: (1) an increase in operating costs to US$26,719.0 in the six-month period ended June 30, 2023 from US$25,452.4 million in the comparative period in 2022 primarily resulting from (i) a 5.0% increase in the cost of raw materials and production inputs due to increases in livestock and grain prices in certain regions where we operate which were impacted by lower availability of cattle and inflation; and (ii) a 6.8% increase in labor costs to US$3,648.3 million in the six-month period ended June 30, 2023 from US$3,417.3 million in the comparative period in 2022 primarily due to increases in wages.

General and Administrative Expenses

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
General and administrative expenses	1,025.0	1,170.6	(145.6)	(12.4)%
General and administrative expenses as percentage of net revenue	3.0%	3.2%	(0.2) p.p.	—

Our general and administrative expenses decreased by US$145.6 million, or 12.4%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, primarily due to a decrease of US$125.3 million in salaries and benefits to US$549.5 million in the six-month period ended June 30, 2023 from US$674.8 million in the comparative period in 2022, mainly due to the reduction in provision for payment of employee bonuses.

Selling Expenses

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Selling expenses	2,258.7	2,259.9	(1.2)	(0.1)%
Selling expenses as percentage of net revenue	6.5%	6.3%	0.2 p.p.	—

Our selling expenses decreased by US$1.2 million, or 0.1%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, mainly due to a 1.0% decrease in freight and selling expenses to US$1,899,4 million in the six-month period ended June 30, 2023 from US$1,919.2 million in the comparative period in 2022 primarily related to a reduction in sea freight prices.

12

Net Finance Expense

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net finance expense	(636.0)	(550.7)	(85.3)	15.5%
Gains from exchange rate variation	57.3	404.6	(347.3)	(85.8)%
Fair value adjustments on derivatives	0.5	(239.7)	240.2	n.m.
Interest expense	(817.7)	(649.3)	(168.4)	25.9%
Interest income	147.2	113.8	33.4	29.3%
Bank fees and others	(23.3)	(179.9)	156.6	(87.0)%

n.m. = not meaningful.

Our net finance expense increased by US$85.3 million, or 15.5%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, primarily due to:

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$347.3 million, or 85.8%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$29.0 million in the six-month period ended June 30, 2023 compared to a gain of US$294.0 million in the comparative period in 2022. Since the first quarter of 2022, our loan structure was reviewed and our intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss.

●	Interest Expense – Interest expense increased by US$168.4 million, or 25.9%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022. Interest expenses from loans and financings increased by US$121.1 million during the six-month period ended June 30, 2023, as compared to the comparative period in 2022, primarily due to a 10.0% increase in loans coupled with an increase in interest rates.

Partially offset by:

●	Fair value adjustments on derivatives – Fair value adjustments on derivatives changed to a gain of US$0.5 million in the six-month period ended June 30, 2023 from a loss of US$239.7 million in the comparative period in 2022, substantially all of which was related to our practice of hedging our exposure of the devaluation of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others decreased by US$156.6 million, or 87.0%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, primarily as a result of the expenses of redemption premiums in the amount of US$132.5 million recorded during the six-month period ended June 30, 2022, incurred in connection with the redemption of JBS USA’s 5.750% senior notes due 2028 and JBS USA’s 6.750% senior notes due 2028.

●	Interest Income – Interest income increased by US$33.4 million, or 29.3%, in the six-month period ended June 30, 2023, as compared to the comparative period in 2022, due to US$8.9 million increase in interest income primarily from present value adjustments of our accounts receivables and US$5.2 million increase in interest income from short-term investments as a result of higher interest rates.

13

Current and Deferred Income Taxes

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Profit (loss) before taxes	(439.5)	2,436.5	(2,876.0)	n.m.
Nominal rate	34%	34%	—	—
Expected tax benefit (expense)	149.4	(828.4)	977.8	n.m.
Current income taxes	(38.6)	(703.6)	665.0	(94.5)%
Deferred income taxes	163.0	177.1	(14.1)	(8.0)%
Total income taxes	124.3	(526.5)	650.8	n.m.
Effective income tax rate	28.29%	(21.61)%	49.90 p.p.	—

n.m. = not meaningful.

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

Effective income tax rate increased by 49.90 p.p. to 28.29% in the six-month period ended June 30, 2023, compared to (21.61)% in the comparative period in 2022, primarily due to the impact of: (1) non-taxable tax benefits, which increased the effective income tax rate by 53.8% in the six-month period ended June 30, 2023, compared with a 3.9% decrease in the comparative period in 2022; and (2) non-taxable interest - Foreign subsidiaries, which increased the effective income tax rate by 14.6% in the six-month period ended June 30, 2023, compared to a decrease of 1.8% in the comparative period in 2022. These impacts were partially offset by: (1) profits taxed by-foreign jurisdictions, which decreased the effective income tax rate by 39.9% in the six-month period ended June 30, 2023, compared to an increase of 4.1% in the comparative period in 2022; and (2) deferred income tax not recognized, which decreased the effective income tax rate by 32.6% in the six-month period ended June 30, 2023, compared to a decrease of 2.0% in the comparative period in 2022.

14

Segment Results

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollars)
Net revenue
Brazil segment	5,173.2	5,605.3	(432.1)	(7.7)%
Seara segment	4,070.9	3,983.5	87.4	2.2%
Beef North America segment	11,076.9	11,061.4	15.5	0.1%
Pork USA segment	3,585.0	4,012.1	(427.1)	(10.6)%
Pilgrim’s Pride segment	8,466.9	8,865.5	(398.6)	(4.5)%
Australia segment	2,903.7	3,091.9	(188.2)	(6.1)%
Others segment	501.5	426.0	75.5	17.7%
Total reportable segments	35,778.1	37,045.7	(1,267.6)	(3.4)%
Eliminations (1)	(1,038.8)	(946.5)	(92.3)	9.8%
Total net revenue	34,739.3	36,099.3	(1,360.0)	(3.8)%
Adjusted EBITDA
Brazil segment	193.6	247.0	(53.4)	(21.6)%
Seara segment	113.1	423.7	(310.6)	(73.3)%
Beef North America segment	109.8	1,405.2	(1,295.4)	(92.2)%
Pork USA segment	122.6	373.7	(251.1)	(67.2)%
Pilgrim’s Pride segment	644.0	1,351.8	(707.8)	(52.4)%
Australia segment	140.1	229.8	(89.7)	(39.0)%
Others segment	(3.0)	3.1	(6.1)	n.m.
Total reportable segments	1,320.2	4,034.3	(2,714.0)	(67.3)%
Eliminations (1)	(1.2)	(1.1)	(0.1)	10.0%
Total Adjusted EBITDA	1,319.0	4,033.2	(2,714.2)	(67.3)%

(1)	Includes intercompany and intersegment transactions.

n.m. = not meaningful.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the U.S. Department of Justice and antitrust agreements; exclusion of donations and social programs expenses; exclusion of out of period tax credits impacts; exclusion of JBS fund for the Amazon; exclusion of J&F Leniency Refund; exclusion of impairment of assets; and exclusion of certain other income (expenses), net.

Brazil Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	5,173.2	5,605.3	(432.1)	(7.7)%
Adjusted EBITDA	193.6	247.0	(53.4)	(21.6)%

Net Revenue. Changes in our Brazil segment net revenue were impacted by a 14.7% decrease in sales prices partially offset by an 8.1% increase in sales volumes in the six-month period ended June 30, 2023 when compared with the comparative period in 2022, mainly as a result of lower sales prices of in natura beef in both export and domestic markets.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment decreased by US$53.4 million, or 21.6%, to US$193.6 million in the six-month period ended June 30, 2023 from US$247.0 million in the comparative period in 2022, primarily due to the decrease in our net revenue, as mentioned above.

15

Seara Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	4,070.9	3,983.5	87.4	2.2%
Adjusted EBITDA	113.1	423.7	(310.6)	(73.3)%

Net Revenue. Changes in our Seara segment net revenue in the six-month period ended June 30, 2023 when compared with the comparative period in 2022 were primarily impacted by (1) a 5.9% increase in sales volumes due to a higher demand, mainly from the international markets partially offset by a 3.5% decrease in sales prices mainly due to lower prices from chicken in natura to the export market.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment decreased by US$310.6 million, or 73.3%, to US$113.1 million in the six-month period ended June 30, 2023 from US$423.7 million in the comparative period in 2022, primarily due to an increase in certain of our operating costs primarily (1) a 8.5% increase in raw material costs in Brazilian real as a result of higher commodities prices; and (2) a 14.6% increase in labor costs, due to increase in salaries.

Beef North America Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	11,076.9	11,061.4	15.5	0.1%
Adjusted EBITDA	109.8	1,405.2	(1,295.4)	(92.2)%

Net Revenue. Net revenues in our Beef North America segment totaled $11,076.9 million for the six-month period ended June 30, 2023 as compared to net revenues of $11,061.4 million in the comparative period in 2022, an increase of $15.5 million, or 0.1%. Net revenues were relatively flat as the 0.3% increase in volumes was offset by a 0.2% decrease in average sales prices, which includes the impact of the Canadian dollar to U.S. dollar exchange rates.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment decreased by US$1,295.4 million, or 92.2%, to R$109.8 million in the six-month period ended June 30, 2023, from R$1,405.2 million in the comparative period in 2022 primarily due to an increase in certain of our operating costs, primarily because higher cost of goods sold, that increased due to a 19.1% increase in livestock costs.

Pork USA Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	3,585.0	4,012.1	(427.1)	(10.6)%
Adjusted EBITDA	122.6	373.7	(251.1)	(67.2)%

Net Revenue. Net revenues in our Pork USA segment totaled $3,585.0 million for the six-month period ended June 30, 2023 as compared to net revenues of $4,012.1 million in the comparative period in 2022, a decrease of $427.1 million, or 10.6%. This decrease was driven by a 12.9% decrease in average sales prices, partially offset by an increase in 2.6% in volumes, especially in the international market, which grew 19.4% in volume in the period.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment decreased by US$251.1 million, or 67.2%, to US$122.6 million in the six-month period ended June 30, 2023 from US$373.7 million in the comparative period in 2022, primarily due to the decrease in our net revenue.

16

Pilgrim’s Pride Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	8,466.9	8,865.5	(398.6)	(4.5)%
Adjusted EBITDA	644.0	1,351.8	(707.8)	(52.4)%

Net Revenue. Net revenues in our Pilgrim’s Pride segment totaled $8,466.9 million for the six-month period ended June 30, 2023 as compared to net revenues of $8,865.5 million in the comparative period in 2022, a decrease of $398.6 million, or 4.5%. The decrease was primarily due to a 3.8% decrease in average sales prices. The decrease in average sales prices includes the impact of the Euro, British pound and Mexican peso to U.S. dollar exchange rate.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment decreased by US$707.8 million, or 52.4%, to US$644.0 million in the six-month period ended June 30, 2023 from R$1,351.8 million in the comparative period in 2022, primarily due to: (1) the decrease in our net revenue; and (2) an increase in certain of our operating costs, primarily due to due to a 5.7% increase in input costs (input costs are chicken growing costs, i.e. feed, labor, contract growers fees, etc.).

Australia Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	2,903.7	3,091.9	(188.2)	(6.1)%
Adjusted EBITDA	140.1	229.8	(89.7)	(39.0)%

Net Revenue. Net revenues in our Australia segment totaled $2,903.7 million for the six-month period ended June 30, 2023 as compared to net revenues of $3,091.9 million in the comparative period in 2022, a decrease of $188.2 million, or 6.1%. The decrease was primarily due to a 17.8% decrease in average sales prices partially offset by a 14.2% increase in volumes, especially in the domestic market, which grew 22.3% in volume in the period. The impact of the Australian dollar to U.S. dollar exchange rates is included in the decrease in average sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment decreased by US$89.7 million, or 39.0%, to US$140.1 million in the six-month period ended June 30, 2023 from R$229.8 million in the comparative period in 2022, primarily due to the decrease in our net revenue.

Others Segment

	For the six-month period ended June 30,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	501.5	426.0	75.5	17.7%
Adjusted EBITDA	(3.0)	3.1	(6.1)	n.m.

n.m. = not meaningful.

Net Revenue. Our Others segment net revenue in the six-month period ended June 30, 2023 increased by 17.7% when compared with the comparative period in 2022.

Adjusted EBITDA. Adjusted EBITDA in our Others segment changed to a loss of US$3.0 million in the six-month period ended June 30, 2023 from an income of US$3.1 million in the comparative period in 2022.

17

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from operations;

●	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

●	prevailing domestic and international interest rates, which affect our debt service requirements;

●	our ability to continue to borrow funds from financial institutions or to access the capital markets;

●	our working capital needs, based on our growth plans;

●	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

●	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

●	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

●	our working capital requirements;

●	the servicing of our indebtedness;

●	capital expenditures related mainly to our purchases of property, plant and equipment;

●	strategic investments, and acquisitions;

●	dividends and other distributions; and

●	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

●	cash flows from operating activities; and

●	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future. Our ability to continue to generate sufficient cash, however, is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Risk Factors” in the Prospectus.

18

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the six-month period ended June 30,
	2023	2022
	(in millions of U.S. dollars)
Net cash provided by (used in) operating activities	(86.7)	487.7
Net cash used in investing activities	(687.7)	(1,071.7)
Net cash provided by financing activities	847.7	146.5
Effect of exchange rate changes on cash and cash equivalents	43.6	(964.5)
Change in cash and cash equivalents, net	116.9	(1,401.9)
Cash and cash equivalents at the beginning of the period	2,526.4	3,928.3
Cash and cash equivalents at the end of the period	2,643.3	2,526.4

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash used in operating activities for the six-month period ended June 30, 2023 was US$86.7 million, compared to net cash provided from operating activities of US$487.7 million for the comparative period in 2022. This increase in net cash used in operating activities was primarily due to:

●	a decrease in net income adjusted for non-cash effects to US$1,415.0 million in the six-month period ended June 30, 2023, compared to US$4,058.2 million in the comparative period in 2022;

This decrease in generation of cash was partially offset by:

●	an increase in trade accounts receivable to a cash provided of US$446.8 million in the six-month period ended June 30, 2023, compared to a cash consumption of US$398.5 million in the comparative period in 2022;

●	an increase in inventories to a cash provided of US$73.5 million in the six-month period ended June 30, 2023, compared to a cash consumption of US$587.4 million in the comparative period in 2022; and

●	a decrease in income taxed paid to US$40.7 million in the six-month period ended June 30, 2023, compared to US$641.1 million paid in the comparative period in 2022.

Investing Activities

Cash flow provided by (used in) investing activities is primarily related to: (1) our acquisition of subsidiaries minus net cash at the time of acquisition; (2) our acquisition of property, plant and equipment; (3) our acquisition of intangible assets; and (4) our receipt of payment from the sale of property, plant and equipment.

For the six-month period ended June 30, 2023, net cash used in investing activities totaled US$687.7 million, of which US$726.9 million was cash used in purchases of property, plant and equipment, partially offset by US$18.1 million in cash provided by sales of property, plant and equipment.

19

For the six-month period ended June 30, 2022, net cash used in investing activities totaled US$1,071.7 million, of which US$952.4 million was cash used in purchases of property, plant and equipment and US$140.3 million was cash used in payments for business acquisitions, net of cash acquired.

Financing Activities

Cash flow used in financing activities includes primarily proceeds from new loans and financings and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments on loans and financings, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends.

For the six-month period ended June 30, 2023, net cash provided by financing activities totaled US$847.7 million, of which US$4,141.5 million was cash proceeds from loans and financing; which was partially offset by US$2,600.8 million in cash used in payments of loans and financings and US$448.0 million in cash used in payments of dividends.

For the six-month period ended June 30, 2022, net cash provided by financing activities totaled US$146.5 million, of which US$5,564.9 million was cash proceeds from loans and financing; which was partially offset by US$3,941.4 million in cash used in payments of loans and financings and US$719.4 million in cash used to purchase of treasury shares.

Indebtedness and Financing Strategy

As of June 30, 2023, our total outstanding indebtedness was US$19,463.6 million, consisting of US$2,217.3 million of current loans and financings and US$17,246.3 million of non-current loans and financings, representing 61.5% of our total liabilities, which totaled US$31,664.2 million as of June 30, 2023.

As of December 31, 2022, our total outstanding indebtedness was US$17,700.1 million, consisting of US$1,577.0 million of current loans and financings and US$16,123.1 million of non-current loans and financings, representing 58.3% of our total liabilities, which totaled US$30,339.4 million as of December 31, 2022.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

Based on the profile of our indebtedness as of June 30, 2023 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

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Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of June 30, 2023. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

Type	Average annual interest rate	Currency	Index	Maturity	As of June 30, 2023
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	7.17%	USD	SOFR	2023-24	1,227.8
Prepayment	6.28%	USD	Libor and SOFR	2023-27	816.6
Credit note – export	6.61%	USD	-	2023	75.5
FINIMP – Import Financing	5.66%	USD and EUR	Libor and Euribor	2023-25	72.1
White Stripe credit facility	8.10%	USD and CAD	—	2023	2.2
Working capital – Dollar	8.66%	USD	Libor	2030	3.1
CRA - Agribusiness Credit Receivable Certificates	3.98%	USD	—	2027	20.7
Scott credit facilities	6.57%	USD	—	2024	1.8
Total foreign currency					2,219.7

Local currency:
FINAME	5.71%	BRL	—	2023-25	0.9
FINEP	9.00%	BRL	—	2025	2.0
Prepayment	8.09%	GBP	SOFR	2023	101.1
Notes 5.88% PPC 2027	5.88%	USD	—	2027	854.8
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	995.3
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	903.4
Notes 6.50% JBS Lux 2029	6.50%	USD	—	2029	78.9
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	592.0
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	1,269.8
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	496.3
Notes 4.25% PPC 2031	4.25%	USD	—	2031	991.7
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	982.6
Notes 3.63% JBS Lux 2032	3.63%	USD	—	2032	999.7
Notes 3.50% PPC 2032	3.50%	USD	—	2032	900.7
Notes 6.25% JBS Lux 2032	6.25%	USD	—	2033	994.7
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	2,026.2
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	902.8
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	1,533.9
PPC term loan	6.31%	USD	Libor	2026	-
Working capital – Brazilian reais	7.62%	BRL	TJLP	2023-28	0.7
Working capital – Euros	3.39%	EUR	Euribor	2023-24	22.2
Credit note – export	13.90%	BRL	CDI	2023-28	29.0
CDC – Direct credit to consumers	15.97%	BRL	—	2023-28	36.0
Rural – Credit note	11.00%	BRL	CDI	2024	10.1
Rural – Credit note – Pre-fixed	6.84%	BRL	—	2023	1,817.4
CRA – Agribusiness Credit Receivable Certificates	9.45%	BRL	CDI and IPCA	2023-37	10.4
Scott credit facilities	7.69%	AUD, EUR and USD	—	2023-24	67.1
Beardstown Pace credit facility	3.50%	USD	—	2035-50	34.0
JBS Australia Feedlot Agreement	7.00%	AUD	—	2023-24	29.1
Other	5.28%	Other	Other	2024-31	0.9
Total local currency					17,243.9
Total					19,463.6
Breakdown:
Current leans and financings					2,217.3
Non-current loans and financings					17,246.3
Total					19,463.6

*	Balances classified as current which have their maturities between July 1, 2023 and June 30, 2024.

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The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of US$19,463.6 million, as of June 30, 2023:

	As of June 30, 2023
	(in millions of U.S. dollars)	(%)
Total current	2,217.3	11.4%
2024	269.5	3.0%
2025	376.7	1.1%
2026	162.6	3.2%
2027	2,045.5	10.9%
2028	1,065.1	5.5%
After 2028	13,326.9	65.4%
Total non-current	17,246.3	89.2%
Total	19,463.6	100.0%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

For a description of certain material debt agreements of JBS S.A. and its subsidiaries, see “—Description of Material Indebtedness” below.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina.

Our capital expenditures for the six-month period ended June 30, 2023 totaled US$726.9 million in cash used in the purchase of property, plant and equipment, of which 48% were investments in facilities and 52% were investments in capacity expansion.

The source of cash for our capital expenditures generally tends to be our operating cash flows.

Description of Material Indebtedness

The following summarizes our material indebtedness.

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Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of the date of this MD&A.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
JBS Lux 2.500% Notes due 2027 (1)	US$	978.0	July 2027
JBS Lux 5.125% Notes due 2028 (1)	US$	900.0	February 2028
JBS Lux 3.000% Notes due 2029 (1)	US$	600.0	February 2029
JBS Lux 5.500% Notes due 2030 (1)	US$	1,250.0	January 2030
JBS Lux 3.750% Notes due 2031 (1)	US$	500.0	December 2031
JBS Lux 3.625% Sustainability-Linked Notes due 2032 (1)	US$	923.0	January 2032
JBS Lux 3.000% Sustainability-Linked Notes due 2032 (1)	US$	1,000.0	May 2032
JBS Lux 5.750% Notes due 2033 (1)	US$	2,050.0	April 2033
JBS Lux 4.375% Notes due 2052 (1)	US$	900.0	February 2052
JBS Lux 6.500% Notes due 2052 (1)	US$	1,550.0	December 2052
PPC 5.875% Notes due 2027 (2)	US$	850.0	September 2027
PPC 4.250% Sustainability-Linked Notes due 2031 (2)	US$	1,000.0	April 2031
PPC 3.500% Notes due 2032 (2)	US$	900.0	March 2032
PPC 6.250% Notes due 2033 (2)	US$	1,000.0	July 2033

(1)	These notes were issued by JBS USA, JBS USA Food Company and JBS USA Finance, Inc. and are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.
(2)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.

On January 19, 2023, PPC launched registered exchange offers (the “PPC Exchange Offers”) of up to: (1) US$1.0 billion aggregate principal amount of its newly issued 4.250% Sustainability-Linked Notes due 2031 (the “Registered 2031 Notes”) registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), for an equal principal amount of its outstanding 4.250% Sustainability-Linked Notes due 2031 (the “Existing 2031 Notes”); and (2) US$900.0 million aggregate principal amount of its newly issued 3.500% Notes due 2032 (the “Registered 2032 Notes, and together with the Registered 2031 Notes, the “Registered Notes”) registered under the Securities Act, for an equal principal amount of its outstanding 3.500% Notes due 2032 (the “Existing 2032 Notes,” and together with the Existing 2031 Notes, the “Existing Notes”). The terms of the Registered Notes are identical in all material respects to the terms of the corresponding series of Existing Notes, except that the Registered Notes have been registered under the Securities Act. PPC will receive no proceeds from the PPC Exchange Offers. Each PPC Exchange Offer expired on February 15, 2023. PPC received tenders with respect to 99.8% of the aggregate principal amount of the Existing 2031 Notes and 98.8% of the aggregate principal amount of the Existing 2032 Notes. At settlement of the PPC Exchange Offers, which occurred on February 17, 2023, holders of Existing Notes who validly tendered and did not validly withdraw such Existing Notes prior to the expiration date received a like principal amount of Registered Notes of the applicable series.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$923.0 million;

●	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

●	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$1.0 billion.

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As further described below, each series of sustainability-linked notes contains certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes. The applicable sustainability performance targets are specifically tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC and do not easily lend themselves to benchmarking against sustainability performance targets that may be used by other companies. In connection with these notes, none of JBS S.A., JBS USA or PPC has committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these notes or to any other party by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by each company (an “external verifier”) that the notes will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC striving to achieve the sustainability performance target or the use of the net proceeds from the offering of notes.

In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this MD&A.

There can be no assurance of the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions. Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the applicable interest rates, any such failure would not be an event of default under the notes, nor would such failure result in a requirement to redeem or repurchase such securities.

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

In June 2021, JBS S.A. adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS S.A.’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS S.A. established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

JBS S.A. defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS S.A. defines “MTCO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS S.A.’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.2693 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032.

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JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

In November 2021, JBS USA adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS USA’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS USA has established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

JBS USA defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS USA defines “MT of CO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS USA’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS USA’s Global Greenhouse Gas Emissions Intensity was 0.23807 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032.

PPC’s 4.250% Sustainability-Linked Notes due April 2031

In March 2021, PPC adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Greenhouse Gas Emissions Intensity (as defined below). PPC’s long-term goal is to reduce its Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, PPC has established a sustainability performance target to reduce its Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

PPC defines “Greenhouse Gas Emissions Intensity” as tCO2e divided by 100 lbs. (“tCO2e/100 lbs.”) produced. PPC defines “tCO2e” as the sum of Scope 1 emissions (from stationary and mobile sources) and Scope 2 emissions (from indirect emissions) during a given period from global operations, including, without limitation, the use of dry ice, measured in metric tons of carbon dioxide equivalent, and “lbs. produced” as the sum of fresh, frozen and value-added chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in 100 lb. increments. For the year ended December 31, 2019, PPC’s Greenhouse Gas Emissions Intensity was 0.00988 tCO2e/100 lbs. produced, subject to third-party verification.

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031.

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JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility. Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of the revolving credit facility can be increased to US$500.0 million with an accordion expansion feature, which is subject to obtaining lender commitments. The revolving credit facility initially matures in August 2025 and includes two one-year extensions that can be exercised at the borrowers’ option. Pursuant to the terms of the revolving credit facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. There are no outstanding borrowings as of June 30, 2023.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc., JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (the “Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$900.0 million and US$600.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA. As of June 30, 2023, there were no loans outstanding under the Senior Unsecured Revolving Facility.

Guarantees. Subject to the Collateral Cure described below, borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the Senior Unsecured Revolving Facility and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a Collateral Cure (as described below), each wholly-owned subsidiary of each borrower is required to become a guarantor.

Covenants. The Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. In addition, the Senior Unsecured Revolving Facility and subject to the Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “Financial Maintenance Covenant”).

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the Financial Maintenance Covenant and instead may elect to cause the borrowers, the guarantors and each subsidiary guarantor to provide security interests in the collateral that secured the prior secured revolving credit facility (the “Collateral Cure”). From and after the date of the Collateral Cure, the Financial Maintenance Covenant will no longer be in effect and availability under the Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

PPC Credit Facility

On August 9, 2021, PPC and certain of its subsidiaries entered into a Fifth Amended and Restated Credit Agreement (the “PPC Credit Facility”), with CoBank, ACB, as administrative agent and collateral agent, and the other lenders party thereto. The PPC Credit Facility provides: (1) a revolving credit facility in an aggregate principal amount of US$800.0 million subject to a borrowing base (the “2026 Revolving Loan”); and (2) a term loan commitment of up to US$700.0 million (providing a delayed draw term loan commitment of approximately US$268.7 million) (the “2026 Term Loan”). The PPC Credit Facility also includes an accordion feature that allows PPC, at any time, to increase the aggregate revolving loan and term loan commitments by an amount that does not exceed the sum of (i) US$500.0 million plus (ii) the maximum amount that would result in PPC’s pro forma net senior secured leverage ratio of not more than 3.00:1.00, subject to the satisfaction of certain conditions, including obtaining the lenders’ agreement to participate in the increase. The 2026 Revolving Loan commitment and the 2026 Term Loan mature on August 9, 2026. Beginning on January 4, 2022, the 2026 Term Loan is payable in quarterly installments equal to 1.25% of the principal outstanding as of closing, with all remaining principal and interest due at maturity.

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The PPC Credit Facility includes a US$80.0 million sub-limit for swingline loans and a US$125.0 million sub-limit for letters of credit. Outstanding borrowings under the 2026 Revolving Loan and the 2026 Term Loan bear interest at a per annum rate equal to (1) in the case of LIBOR loans, applicable LIBOR plus applicable margins based on PPC’s net senior secured leverage ratio, between LIBOR plus 1.25% and LIBOR plus 2.75%, and (2) in the case of alternate base rate loans, applicable prime rate plus applicable margins based on PPC’s net senior secured leverage ratio, between the base rate plus 0.25% and base rate plus 1.75%.

All obligations under the PPC Credit Facility are unconditionally guaranteed by certain of PPC’s non-Mexican and non-European subsidiaries and are secured by a first priority lien on substantially all of the assets of PPC and its non-Mexican and non-European subsidiaries that are guarantors.

On April 19, 2023, the outstanding balances for the swingline loans and term loans under the U.S. credit facility were paid in full with the proceeds from PPC’s Senior Notes due 2033. As of June 30, 2023, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$25.3 million and US$774.7 million, respectively.

JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

From October 2019 through October 2022, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2023 until 2037. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.46% as of June 30, 2023. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle. As of June 30, 2023, the outstanding aggregate amount of the CRAs was US$1,838.1 million.

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of sustainability-linked CRAs due 2031 and 2036, respectively, in the aggregate principal amount of R$1.1 billion (US$216.5 million). These debentures are denominated in Brazilian reais and accrue interest at rates of 5.8376% per annum and 6.1977% per annum, respectively.

These sustainability-linked CRAs and the underlying debentures contain a sustainability performance target (as further described below) that if unsatisfied will result in an increase in the interest rate payable on the CRAs and the underlying debentures. This sustainability performance target is specifically tailored to the business, operations and capabilities of JBS S.A. and does not easily lend itself to benchmarking against sustainability performance targets that may be used by other companies. In connection with these sustainability-linked CRAs and the underlying debentures, JBS S.A. has not committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

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Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these sustainability-linked CRAs and debentures or to any other party by JBS S.A., the issuer of the CRAs or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by JBS S.A. (an “external verifier”) that the sustainability-linked CRAs and debentures will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A. striving to achieve the sustainability performance target or the use of the net proceeds from the offering of the debentures or the CRAs.

In addition, no assurance or representation was given by JBS S.A., the issuer of the CRAs, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the CRAs and the underlying debentures or the respective sustainability performance target to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this MD&A.

There can be no assurance of the extent to which JBS S.A. will be successful in significantly decreasing its sustainability performance globally. Although a failure to achieve the sustainability performance target set forth in these sustainability-linked CRAs and debentures will give rise to an upward adjustment of the applicable interest rates. Specifically, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof by an external verifier by May 31, 2026, the interest rate payable on the CRAs and underlying debentures will be increased by 25 basis points from and including May 31, 2026 to and including the respective maturity dates. However, any such failure would not be an event of default under the CRAs or the underlying debentures, nor would such failure result in a requirement to redeem or repurchase such securities.

Sustainability Performance Target

In October 2021, JBS S.A. adopted a Sustainability-Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy. As part of this goal, JBS S.A. established a sustainability performance target to have the number of heads of cattle related to the direct suppliers registered into its Transparent Livestock Platform (as further described below) by the end of 2025 equal 100% of the number of heads of cattle slaughtered by the JBS S.A. in Brazil in 2024. The Sustainability-Linked Framework is not included in this MD&A and is not incorporated into this MD&A by reference.

Since 2009, JBS S.A. has utilized a supplier monitoring system that uses satellite images and supplier farm geo-referencing data to try to ensure that the company only buys raw material from producers who fully meet the social and environmental criteria outlined in JBS S.A.’s Responsible Procurement Policy, including zero tolerance to illegal deforestation and invasion of protected areas such as indigenous lands or environmental conservation areas, not having areas embargoed by the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) and not being on the Brazilian Ministry of Economy Forced Labor Blacklist. The monitoring system also blocks livestock purchases from farmers involved in rural violence or land conflicts. To achieve this, the system generates a daily analysis of an area of 710,000 km² (or 71 million hectares), evaluating more than 73,000 direct supplier farms, enabling JBS S.A. to identify supplier farms that do not adhere to its Responsible Procurement Policy. In cases of non-compliance, the properties have their commercial records automatically blocked in JBS S.A.’s digital system, preventing cattle purchase operations from being generated on these properties. By leveraging its monitoring system in this manner, JBS S.A. has blocked approximately 12,000 livestock supplying farms for non-compliance to date.

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In April 2021, JBS S.A. took on a stronger commitment to sustainability in the Amazon biome, by launching its own, privately-funded blockchain platform, the Transparent Livestock Platform, which allows JBS S.A. to advance cattle traceability and monitor its entire cattle supply chain, including indirect suppliers. Direct cattle suppliers voluntarily provide information on their suppliers (that is, our indirect suppliers) through the Transparent Livestock Platform. This information is analyzed by third parties for compliance with which JBS S.A.’s Responsible Procurement Policy. The outcome of the analysis is sent directly to the JBS supplier, who is able to view socio-environmental compliance throughout their entire supply chain through an app developed by us. This enables them to develop plans to mitigate risks and implement initiatives to help them achieve compliance as necessary. It is our goal, through blockchain technology, to maintain the commitment to the security and confidentiality of third-party information throughout the process. To help JBS S.A. verify the reliability of information declared on the Transparent Livestock Platform, suppliers are required when registering to sign a Term of Use that provides for independent sample audits to verify transaction data for declared animals.

From January 1, 2026, it will be mandatory for all JBS S.A. direct cattle suppliers to join the Transparent Livestock Platform. Suppliers that fail to cooperate and comply will be blocked from selling to JBS S.A. A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. As of December 2021, the number of animals registered on the Transparent Livestock Platform accounted for 14.6% of total processed animals in 2020. This information has been published in JBS S.A.’s 2021 sustainability report, which is available on JBS S.A.’s website. This report is not included in this MD&A and is not incorporated into this MD&A by reference.

JBS S.A.’s management continuously monitors progress in relation to its annual targets. In addition, it is expected that annual targets will be verified annually by a third party, beginning in 2026 with respect to the 2025 target. JBS S.A. is making progress in relation to its annual goals, and numerous actions have been undertaken to engage suppliers in the meantime.

Other Debt

For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see “—Contractual Obligations” below, note 15 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 16 to JBS S.A.’s audited financial statements included in the Prospectus.

Contractual Obligations

The following table summarizes our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity.

	As of June 30, 2023
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	5,863.7	—	—	—	5,863.7
Loans and financing (1)	463.7	646.2	2,208.1	14,166.5	17,484.5
Estimated interest on loans and financings (2)	1,240.8	1,814.3	1,574.4	4,453.8	9,083.3
Derivatives liabilities (assets)	182.2	—	—	—	180.2
Other financial liabilities	6.1	35.0	0.6	—	41.2
Payment of leases	342.5	510.7	331.7	974.6	2,159.5

(1)	Includes accrued and unpaid interest as of June 30, 2023.
(2)	Includes interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective interest rates as of June 30, 2023, and expected payment dates.

We also have future commitments for purchase of grains and cattle whose balances as of June 30, 2023 and December 31, 2022 were US$31.5 billion and US$32.9 billion, respectively.

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Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks arising from our normal business activities. These market risks, which are beyond our control, primarily involve the possibility that changes in interest rates, inflation, exchange rates and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk management strategy is designed to mitigate the financial impact derived from our exposure to market risks, and accordingly, we have used and may continue to use interest rate, exchange rates and commodity derivative instruments, cash and receivables to mitigate these market risks. Our hedging activities are governed by a financial risk management department, which follows corporate governance standards and guidelines for our company that are established by our risk management committee and approved by our board of directors.

For more information about our risk management, see note 25 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 28 to JBS S.A.’s audited financial statements included in the Prospectus.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	global economic conditions;

●	Brazilian economic environment;

●	effect of level of indebtedness and interest rates;

●	effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

●	effect of the levels of exports of fresh and processed products on our results of operations;

●	fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

●	effects of fluctuations in export prices of fresh and processed products on operating revenues;

●	effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

●	effects of fluctuations in currency exchange rates.

For more information, see “—Principal Factors Affecting Our Results of Operations” above.

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS, as issued by the IASB and the disclosures related to judgements and estimates can be found in note 2.6 to JBS S.A.’s audited financial statements included in the Prospectus.

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Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.1 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 2.5 to JBS S.A.’s audited financial statements included in the Prospectus.

Reconciliation of Adjusted EBITDA

We have disclosed Adjusted EBITDA in this MD&A, which is a non-GAAP financial measure. Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the U.S. Department of Justice and antitrust agreements; exclusion of donations and social programs expenses; exclusion of out of period tax credits impacts; exclusion of JBS fund for the Amazon; exclusion of J&F Leniency Refund; exclusion of impairment of assets; and exclusion of certain other income (expenses), net.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

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Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the six-month period ended June 30,		For the year ended December 31,
	2023	2022	2022	2021	2020
	(in millions of US$)
Net income (loss)	(315.2)	1,909.9	3,143.5	3,818.6	635.7
Income tax and social contribution taxes – current and deferred	(124.3)	526.5	409.9	1,244.1	634.7
Net finance expense	636.0	550.7	1,241.6	938.5	2,623.9
Depreciation and amortization	1,035.9	943.9	1,907.9	1,673.2	1,519.3
Share of profit of equity-accounted investees, net of tax	(5.8)	(7.1)	(11.8)	(17.2)	(10.4)
DOJ and antitrust agreements (a)	31.7	65.4	101.5	792.7	238.2
Donations and social programs expenses (b)	7.4	18.7	22.9	18.3	58.7
Impairment of assets (c)	21.7	17.4	—	—	—
Out of period tax credits impacts (d)	—	—	—	(18.8)	(78.0)
JBS Fund For The Amazon (e)	—	—	1.1	9.0	—
J&F Leniency expenses refund (f)	—	—	(93.8)	—	—
Other operating income (expense), net (g)	31.7	7.8	(0.9)	28.0	14.7
Adjusted EBITDA	1,319.0	4,033.2	6,722.0	8,486.4	5,636.6

Adjusted EBITDA by segment:
Brazil	193.6	247.0	468.9	431.9	577.4
Seara	113.1	423.7	896.7	714.7	822.0
Beef North America	109.8	1,405.2	2,081.7	4,511.9	2,161.4
Pork USA	122.6	373.7	756.3	786.0	641.6
Pilgrim’s Pride	644.0	1,351.8	2,084.6	1,691.7	1,149.2
Australia	140.1	229.8	443.9	327.6	275.4
Others	(3.0)	3.1	(7.9)	24.7	11.8
Total reportable segments	1,320.2	4,034.3	6,724.2	8,488.5	5,638.7
Eliminations (h)	(1.2)	(1.1)	(2.2)	(2.0)	(2.1)
Adjusted EBITDA	1,319.0	4,033.2	6,722.0	8,486.4	5,636.6

(a)	DOJ and antitrust agreements includes antitrust legal settlements entered into by JBS USA and its subsidiaries and other professional fees (see “Information about JBS S.A.—Legal Proceedings—United States” in the Prospectus).
(b)	Donations and social programs include “Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil.
(c)	Refers to the impairment of assets related to Planterra's plant closure in 2023.
(d)	Out of period tax credits refer to the recognition of PIS/COFINS tax credits in the ICMS (Brazilian value-added tax on sales and services) tax base.
(e)	The JBS Fund for The Amazon is a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.
(f)	J&F Leniency expenses refund refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21. For more information, see “Information about JBS S.A.—Legal Proceedings—Brazil—Corporate Lawsuits—Arbitration Proceedings” in the Prospectus.
(g)	Refers to several adjustments such as third-party advisory expenses related to restructuring projects and acquisitions, marketing of social programs and insurance recovery, among others.
(h)	Includes intercompany and intersegment transactions.

Supplemental Financial and Non-Financial Information about the Obligors of the New Notes

We are conducting exchange offers (collectively, the “Exchange Offers”) in order to provide holders of JBS USA’s existing unregistered 2.500% Notes due 2027, 5.125% Notes due 2028, 6.500% Senior Notes due 2029, 3.000% Notes due 2029, 5.500% Notes due 2030, 3.750% Notes due 2031, 3.625% Sustainability-Linked Notes due 2032, 3.000% Sustainability-Linked Notes due 2032, 5.750% Notes due 2033, 4.375% Notes due 2052 and 6.500% Notes due 2052 (“Old Notes”) with an opportunity to exchange the Old Notes for new notes that have been registered under the Securities Act (“New Notes”). The terms of the New Notes to be issued in the Exchange Offers will have substantially identical terms to corresponding series of Old Notes, except that the New Notes will be registered under the Securities Act and will not be subject to transfer restrictions or registration rights. The New Notes will have the same financial terms and covenants as the Old Notes, and are subject to the same business and financial risks. The Exchange Offers are expected to expire at 5:00 p.m., New York City time, on August 21, 2023, unless we extend it in our sole discretion.

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The New Notes will be issued by JBS USA, JBS USA Food Company and JBS USA Finance, Inc. (collectively, the “Co-Issuers”) and fully and unconditionally guaranteed on a senior unsecured basis by JBS S.A., JBS Global Luxembourg S.à r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited (collectively, the “Parent Guarantors” and, together with the Co-Issuers, the “Obligors”). Each guarantee (collectively, the “Guarantees”) will constitute a separate security offered by the Parent Guarantors.

JBS S.A indirectly owns 100% of each of the Obligors (other than JBS Global Luxembourg S.à r.l., of which it directly owns 100%). JBS Global Luxembourg S.à r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. JBS USA Finance, Inc. is a special purpose finance subsidiary of JBS USA with no subsidiaries and no assets or operations other than those incidental to maintaining its corporate existence. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the New Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the New Notes will be issued principal, accrued and unpaid interest and certain other obligations due under the New Notes in accordance with each Indenture. For more information about the terms and conditions of the New Notes and the Guarantees, see “Description of the New Notes” in the Prospectus. The New Notes and Guarantees thereof will be senior unsecured obligations and will be effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The New Notes and Guarantees will be structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the New Notes and the Guarantees will be subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the New Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the New Notes and the Guarantees, see “Risks Relating to Our Debt and the Notes and the Guarantees” in the Prospectus.

If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the New Notes. See “Description of the New Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent” in the Prospectus. Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the Indentures, as described under “Description of the New Notes—Substitution of the Company” in the Prospectus. Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the New Notes for purposes of the Indentures, as described under “Description of the New Notes—Release of JBS USA Food as an Issuer” in the Prospectus. As a consequence of any release of any Guarantees of the New Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the New Notes, the obligor or obligors, assets and revenues available for repayment of the New Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the New Notes. For more information, see “Risk Factors— Risks Relating to Our Debt and the Notes and the Guarantees—The Indentures provides for the release of the Guarantees of the New Notes, our ability to substitute JBS USA Lux S.A. as an issuer, and our ability to release JBS USA Food Company as an issuer of the New Notes” in the Prospectus.

Pursuant to Rule 3-10 of Regulation S-X subsidiary issuers and guarantors of obligations guaranteed by the parent (in this case, JBS S.A.) are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company’s consolidated financial statements, the parent guarantee is “full and unconditional” and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of each Obligor (other than JBS S.A.) have not been presented.

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Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, except as described below, we have excluded the summarized financial information for the Obligors (other than JBS S.A.) because, except for JBS S.A., the combined Obligors, excluding investments in subsidiaries that are not issuers or guarantors, have no material assets, liabilities or results of operations, and management believes such summarized financial information would not provide incremental value to investors.

Summarized financial information is presented below for JBS S.A., as parent company and the only Obligor with material operations, on a stand-alone basis and does not include investments in and equity in the earnings of non-obligor subsidiaries. Transactions with and balances to/from non-obligor subsidiaries and related parties have been presented separately.

The following summarized financial information sets forth JBS S.A.’s summarized statement of financial position data as of June 30, 2023 and December 31, 2022 and summarized statement of income data for the six-month period ended June 30, 2023 and the year ended December 31, 2022.

	As of and for the six-month period ended June 30, 2023	As of and for the year ended December 31, 2022
	(in millions of US$)
Statement of financial position data:
Current assets:
Due from non-obligor subsidiaries and related parties	99.1	227.5
Other current assets	2,408.9	2,237.5
Total current assets	2,508.0	2,465.0
Non-current assets:
Due from non-obligor subsidiaries and related parties	222.8	211.4
Other non-current assets	6,225.5	5,373.0
Total non-current assets	6,448.3	5,584.0
Current liabilities:
Due to non-obligor subsidiaries and related parties	145.2	66.4
Other current liabilities	3,251.1	2,461.0
Total current liabilities	3,396.2	2,527.4
Non-current liabilities:
Due to non-obligor subsidiaries and related parties	3,781.5	4,229.2
Other non-current liabilities	7,737.0	3,146.7
Total non-current liabilities	11,518.5	7,376.0

Statement of income data (1):
Net revenue	4,794.6	10,637.5
Gross profit	684.0	1,628.2
Net income (loss) attributable to Company shareholders	(207.5)	29.4
Net income (loss)	(207.5)	29.4

(1)	For the six-month period ended June 30, 2023, net revenue, gross profit and net income (loss) includes US$665.5 million, US$341.4 million and US$224.6 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties. For the year ended December 31, 2022, net revenue, gross profit and net income (loss) includes US$1,422.4 million, US$160.8 million and US$106.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties.

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